Exhibit 2.1

AGREEMENT OF MERGER

by and among

OZARK HOLDINGS, LLC,

SWEET OAK MERGER SUB, LLC

and

WHOLE EARTH BRANDS, INC.

Dated as of February 12, 2024

i

EXHIBITS
Exhibit A	Surviving Company Charter

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	67
Affiliate	67
Agreement	1
Alternative Acquisition Agreement	42
Anti-Corruption Laws	31
Applicable Privacy and Security Laws	67
Approval	68
Bankruptcy and Equity Exceptions	11
Business Day	68
Certificate of Merger	3
Clearance Date	47
Closing	2
Closing Date	2
Code	68
Company	1
Company Accelerated PRSU	8
Company Accelerated RSU	8
Company Accelerated Share	7
Company Assets	12
Company Benefit Plan	68
Company Board	1
Company Board Recommendation	2
Company Board Recommendation Change	44
Company Common Stock	1
Company Contracts	17
Company Disclosure Letter	9
Company Dissenting Share	7
Company Equity Plan	68
Company Excluded Share	4
Company Excluded Shares	4
Company Financial Advisor	32
Company Intellectual Property	26
Company Material Adverse Effect	68
Company Organizational Documents	11
Company Permits	29
Company Preferred Stock	12
Company Proxy Materials	47
Company Proxy Statement	11
Company PRSU	69
Company Related Parties	66
Company Requisite Vote	10
Company Restricted Stock Award	69
Company RSU	69
Company SEC Reports	14

v

Company Special Committee	1
Company Special Committee Recommendation	1
Company Stockholders	1
Company Stockholders Meeting	11
Company Termination Fee	64
Company Warrant	9
Company Warrants	9
Confidentiality Agreement	41
Continuing Employee	59
Contracts	69
Converted Share	4
Converted Shares	4
Copyrights	71
Courts	76
COVID-19 Measures	69
Customer Information	28
Debt Commitment Letter	69
Debt Financing	70
Debt Financing Documents	70
Debt Financing Sources	78
Debt Replacement Financing	55
DGCL	1
DLLCA	1
DTC	6
Effect	70
Effective Time	3
Electronic Delivery	82
Employment Matters	24
Enforcement Expenses	65
Environmental Laws	26
Environmental Matters	25
Equity Commitment Letter	70
Equity Financing	70
ERISA	70
ERISA Affiliate	70
Exchange Act	11
Expenses	52
FDA	70
Fee Letter	70
Financing Amounts	35
Financing Conditions	70
Financing Information	71
Financing Sources	71
Food Laws	71
GAAP	14
Governmental Entity	71

Guarantors	35
Hazardous Substances	71
HSR Act	12
Indemnified Person	49
Indemnified Persons	49
Intellectual Property	71
Intellectual Property Licenses	72
Interim Period	37
Intervening Event	72
Intervening Event Notice Period	45
Knowledge	72
Laws	72
Legal Actions	17
Liabilities	16
Liens	72
Limited Guarantee	35
Merger	1
Merger Sub	1
Nasdaq	11
OFAC	73
Orders	72
Outside Date	62
Overall Compensation	59
Parent	1
Parent Affiliated Person	72
Parent Assets	34
Parent Contracts	34
Parent Disclosure Letter	34
Parent Organizational Documents	33
Parent Related Parties	65
Parent Termination Fee	64
Parties	1
Party	1
Patents	71
Payment Agent	4
Payment Agent Agreement	4
Payment Fund	4
Per Share Merger Consideration	4
Permits	29
Person	73
Personal Information	28
Post-Signing Returns	53
Privacy Policy	28
Public Official	73
Registered Holder	5
Registered Holders	5

Representatives	73
Sanctioned Country	73
Sanctioned Person	73
Sarbanes-Oxley Act	14
Schedule 13E-3	46
SEC	11
Securities Act	11
Self-Help Mechanism	29
Software	72
Solvent	74
Stockholder Litigation	53
Subsidiary	74
Subsidiary Organizational Documents	11
Superior Proposal	74
Superior Proposal Notice Period	44
Surviving Company	2
Surviving Company Bylaws	3
Surviving Company Charter	3
Takeover Proposal	74
Tax	75
Tax Return	75
Trade Secrets	72
Trademarks	71
Transactions	1
U.S. Export Control Laws	75
Unauthorized Code	29
USDA	75
WARN	25
Warrant Agent	75
Warrant Agreement	75

Willful and Material Breach	75

AGREEMENT OF MERGER

AGREEMENT OF MERGER, dated as of February 12, 2024 (as amended, this “Agreement”), by and among Ozark Holdings, LLC, a Delaware limited liability company (“Parent”), SWEET OAK MERGER SUB, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Whole Earth Brands, Inc., a Delaware corporation (the “Company” and collectively with Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, as of the date of this Agreement, certain Parent Affiliated Persons own, of record or beneficially, in the aggregate 8,905,223 shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”);

WHEREAS, the Parties desire to effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the Surviving Company, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), pursuant to which each share of Company Common Stock (other than Company Excluded Shares and Company Dissenting Shares (each as defined below)) shall be converted into the right to receive the Per Share Merger Consideration (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee consisting solely of disinterested directors of the Company (the “Company Special Committee”), which Company Special Committee has been delegated the full and exclusive power and authority of the Company Board to, among other things, review, evaluate, consider and negotiate the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) and make a recommendation to the Company Board with respect thereto;

WHEREAS, the Company Special Committee has unanimously adopted resolutions (i) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of Company Common Stock (the “Company Stockholders”) (other than the holders of Company Excluded Shares), (ii) recommending to the Company Board that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the Transactions and (iii) recommending to the Company Board that the Company Board recommend that the Company Stockholders vote for the adoption of this Agreement and the Merger at the Company Stockholders Meeting (such recommendation, the “Company Special Committee Recommendation”);

WHEREAS, the Company Board, based upon the Company Special Committee Recommendation, has adopted resolutions (i) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the Company Stockholders (other than the holders of Company Excluded Shares), (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the Transactions and (iii) recommending that the Company Stockholders vote for the adoption and approval of this Agreement and the Merger at the Company Stockholders Meeting (such recommendation, the “Company Board Recommendation”);

WHEREAS, this Agreement and the Transactions have been duly authorized and approved by Parent and Merger Sub by all requisite limited liability company action;

WHEREAS, concurrently with entry into this Agreement, the Company, on the one hand, and certain Affiliates of Parent, on the other hand, have entered into a letter agreement with respect to certain governance matters;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company the Equity Commitment Letter, the Debt Commitment Letter and the Limited Guarantee; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, certain capitalized terms used in this Agreement have the meanings specified in Section 8.1.

Accordingly, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I
MERGER

Section 1.1             The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with applicable provisions of the DGCL and the DLLCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate limited liability company existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving company in the Merger (the “Surviving Company”) and a wholly-owned subsidiary of Parent.

Section 1.2             Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall be effected remotely by the exchange of documents and signatures in PDF or other electronic format by electronic mail (a) at 9:00 a.m., New York time, no later than the third (3rd) Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the fullest extent permitted by Applicable Laws) waiver of those conditions) is satisfied or, to the fullest extent permitted by applicable Laws, waived in accordance with this Agreement, or (b) at such other time or on such other date as Parent and the Company may agree in writing (the date on which the Closing occurs is referred to in this Agreement as the “Closing Date”); provided, however, that in the event that the Closing would occur by the terms of this Section 1.2 within ten (10) days of the end of any calendar month, the parties hereto shall use commercially reasonable efforts, to the extent practicable, to effect the Closing on the last day of a calendar month.

Section 1.3             Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, (a) the Company shall cause a certificate of merger providing for the Merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and Section 18-209(c) of the DLLCA and (b) Parent and the Company shall cause all other filings, recordings or publications required by the DGCL or the DLLCA in connection with the Merger to be duly executed, acknowledged and filed. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL and the DLLCA (the “Effective Time”).

Section 1.4             Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and Section 18-209(g) of the DLLCA.

Section 1.5             Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Exhibit A attached to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Company (the “Surviving Company Charter”) until thereafter amended in accordance with the Surviving Company Charter and applicable Laws.

Section 1.6             Bylaws. The bylaws of the Company as in effect immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any further action, be the bylaws of the Surviving Company (the “Surviving Company Bylaws”) until thereafter amended in accordance with the Surviving Company Charter, Surviving Company Bylaws and applicable Laws.

Section 1.7             Directors and Officers of the Surviving Company. The Company shall take all lawful action so that (a) the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their respective successors are duly elected and qualified or until their earlier death, resignation or removal, as the case may be, in accordance with the Surviving Company Charter, the Surviving Company Bylaws and the DGCL, and (b) the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, as the case may be, in accordance with the Surviving Company Charter, the Surviving Company Bylaws and the DGCL.

Article II
EFFECT OF THE MERGER

Section 2.1             Effect of the Merger on Securities of Merger Sub and the Company. At the Effective Time, by virtue of the Merger, and without any action on the part of the Parties or the holders of any of the following securities:

(a)           Conversion of Limited Liability Company Interests in Merger Sub. The limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time shall automatically be converted into and become 1,000 validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share, of the Surviving Company, and shall constitute the only then-outstanding shares of capital stock of the Surviving Company.

(b)           Cancellation of Certain Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by (i) the Company or any of the Company’s wholly owned Subsidiaries or (ii) Parent or any of its Affiliates (including Merger Sub) (each, a “Company Excluded Share” and, collectively, the “Company Excluded Shares”) shall be automatically canceled and shall cease to exist, and no consideration shall be paid in respect thereof.

(c)            Conversion of Company Common Stock.

(i)           Subject to Section 2.2 and Section 2.5, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Excluded Shares and Company Dissenting Shares) shall be converted into the right to receive $4.875 in cash, without interest (the “Per Share Merger Consideration”).

(ii)          Each share of Company Common Stock converted into the right to receive the Per Share Merger Consideration as provided in Section 2.1(c)(i) (each, a “Converted Share” and collectively, the “Converted Shares”) shall no longer be outstanding and shall automatically be canceled and shall cease to exist and the Persons registered immediately prior to the Effective Time as owners of Converted Shares shall cease to have any rights with respect to the Converted Shares, other than the right to receive the Per Share Merger Consideration with respect to such Converted Shares as provided in Section 2.1(c)(i) upon delivery of instructions in accordance with Section 2.2(b).

Section 2.2             Payment Agent; Surrender of Company Certificates.

(a)           Payment Agent. Prior to the Effective Time, Parent shall appoint Continental Stock Transfer & Trust Company to act as paying agent (the “Payment Agent”) for the benefit of holders of Converted Shares pursuant to a paying agent agreement between Parent and the Payment Agent (as the same may be amended or amended and restated, the “Payment Agent Agreement”). On the Closing Date, Parent (on behalf of the Surviving Company) shall deposit, or cause to be deposited, with the Paying Agent cash in an amount sufficient to pay the aggregate Per Share Merger Consideration payable pursuant to Section 2.1(c)(i). Such aggregate cash amount is referred to in this Agreement as the “Payment Fund.” Until disbursed in accordance with the terms and conditions of this Agreement, the Payment Agent Agreement shall require the Payment Agent to invest the Payment Fund as directed by Parent (on behalf of the Surviving Company) in short-term obligations of the United States of America with maturities of no more than ninety (90) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available); provided, however, that no such investment shall relieve Parent from causing the Payment Agent to make, and the Paying Agent from making, the payments required by Section 2.1(c)(i) and, following any losses from such investment causing the Payment Fund to be less than the aggregate Per Share Merger Consideration payable under Section 2.1(c)(i), Parent shall promptly deposit or cause to be deposited such amount of cash as may be required to permit the Payment Agent to make the payments required by Section 2.1(c)(i). Any net profit resulting from, or income produced by, such investments shall inure to the benefit of and be the sole and exclusive property of and paid to the Surviving Company.

(b)           Procedures.

(i)           Payment Procedures. Promptly following the Effective Time (and in any event within two (2) Business Days after the Closing Date), Parent shall cause the Payment Agent to mail to each Person registered immediately prior to the Effective Time as an owner of Converted Shares (each, a “Registered Holder” and collectively, the “Registered Holders”) (i) a form of letter of transmittal (a “Letter of Transmittal”), in form and substance agreed upon prior to the Effective Time by the Company and Parent, which shall specify that delivery shall be effected and risk of loss and title shall pass upon (A) with respect to shares evidenced by certificates, only upon the proper delivery of the certificates and a validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (b) with respect to shares evidenced in book-entry form, only upon proper delivery of an “agent’s message” in customary form regarding the transfer of such book-entry shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request, and (ii) instructions for effecting the exchange of Converted Shares for the Per Share Merger Consideration payable with respect to the Converted Shares pursuant to Section 2.1(c). After the Effective Time, upon delivery to the Payment Agent by each Registered Holder of either (a) the certificates to be surrendered together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (b) an instruction requesting the transfer of Converted Shares, which instruction may be an “agent’s message” in customary form (if required) (it being understood that the Registered Holders will be deemed to have delivered such instructions to the Payment Agent upon the Payment Agent’s receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request), each Registered Holder shall be entitled to receive an amount in cash equal to (A) the aggregate number of Converted Shares of such Registered Holder multiplied by (B) the Per Share Merger Consideration. No interest shall be paid or accrued for the benefit of Registered Holders on the Per Share Merger Consideration payable upon the delivery of instructions pursuant to this Section 2.2(b). Until so exchanged, outstanding Converted Shares shall be deemed from and after the Effective Time to evidence only the right to receive the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1(c)(i).

(ii)          DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”), such procedures to be set forth in the Payment Agent Agreement, with the objective that Parent shall or shall cause the Payment Agent to transmit to DTC or its nominee, on the Closing Date, by wire transfer of immediately available funds, an amount in cash equal to (i) the number of Converted Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration.

(iii)         Transfer of Ownership. If payment of the Per Share Merger Consideration is to be made to a Person other than a Registered Holder, it shall be a condition of payment that (i) the Person requesting such payment present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the Registered Holder or shall have established to the reasonable satisfaction of Parent and the Payment Agent that such Tax either has been paid or is not applicable.

(iv)        No Other Rights. Until an instruction or certificate and letter is delivered in accordance with this Section 2.2(b), each Converted Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration, and the Registered Holders shall cease to have any rights with respect to such Converted Shares, other than the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration issued or paid with respect to each Converted Share upon delivery of a certificate and Letter of Transmittal or an instruction in accordance with Section 2.2(b) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Converted Share.

(c)           No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d)           Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Converted Shares twelve (12) months after the Effective Time shall be delivered by the Payment Agent to the Surviving Company. Any holder of a Converted Share who has not complied with Section 2.2(b) by such time shall thereafter look only to Parent or the Surviving Company, as applicable, for payment of the Per Share Merger Consideration respect to such Converted Share.

(e)           No Liability. None of Parent, Merger Sub, the Surviving Company or the Payment Agent shall, to the fullest extent permitted by applicable Laws, be liable to any holder of Converted Shares for any Per Share Merger Consideration properly delivered to a public official under applicable abandoned property, escheat or similar Laws. Until an instruction or certificate and letter is delivered in accordance with Section 2.2(b), each Converted Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration, and the Registered Holders shall cease to have any rights with respect to such Converted Shares, other than the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration issued or paid with respect to each Converted Share upon delivery of a certificate and Letter of Transmittal or an instruction in accordance with Section 2.2(b) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Converted Share.

Section 2.3           Withholding Rights. Each of Parent, the Surviving Company, the Payment Agent and any other withholding agent hereunder (without duplication) shall, to the fullest extent permitted by applicable Laws, be entitled to deduct and withhold from the Per Share Merger Consideration payable to any Person such amounts as it is required to deduct and withhold from such payment under any applicable Laws. If the Payment Agent, Parent, the Surviving Company or such other withholding agent, as the case may be, deducts or withholds any such amounts, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom the Payment Agent, Parent, the Surviving Company or such other withholding agent, as the case maybe, made such deduction and withholding.

Section 2.4            Lost Certificates. If any certificate evidencing ownership of shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Paying Agent shall, in exchange for such lost, stolen or destroyed certificate, pay the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 2.5            Appraisal Rights. None of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which has (i) neither voted in favor of the Merger or consented thereto in writing pursuant to Section 228 of the DGCL and (ii) demanded such holder’s right to appraisal in accordance with Section 262 of the DGCL (each such share, a “Company Dissenting Share”), shall be converted into the right to receive the Per Share Merger Consideration. At the Effective Time, all Company Dissenting Shares shall be canceled and shall cease to exist and shall represent the right to receive only those rights provided under the DGCL. If, after the Effective Time, any holder of a Company Dissenting Share withdraws, loses or fails to perfect such holder’s rights to appraisal, such Company Dissenting Share shall be treated as if such Company Dissenting Share had been converted, as of the Effective Time, into the Per Share Merger Consideration. Holders of Company Dissenting Shares shall be entitled only to those rights granted under Section 262 of the DGCL. The Company shall promptly notify Parent upon receipt of any written demands for appraisal under Section 262 of the DGCL and any withdrawals of such demands and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.6            Treatment of Equity Awards.

(a)          Company Restricted Stock Awards. Immediately prior to the Effective Time, each share of Company Common Stock subject to a Company Restricted Stock Award (each, a “Company Accelerated Share”), shall, automatically, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of such Company Restricted Stock Award, be immediately fully vested (and subject to any applicable Tax withholding on such acceleration) and each such Company Accelerated Share shall be treated as a share of Company Common Stock issued and outstanding immediately prior to the Effective Time for all purposes under this Agreement.

(b)          Treatment of Restricted Stock Units and Performance-Based Restricted Stock Units. Immediately prior to the Effective Time, (i) each Company RSU (each, a “Company Accelerated RSU”), shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of such Company RSU, become fully vested and, after giving effect to such vesting, automatically be cancelled and converted into the right to receive an amount in cash (less any applicable Tax withholding) equal to (x) the total number of shares of Company Common Stock underlying such award of Company RSUs, multiplied by (y) the Per Share Merger Consideration, and (ii) each Company PRSU (each, a “Company Accelerated PRSU”), shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of such Company PRSU, become vested as to the number of shares of Company Common Stock subject to such Company Accelerated PRSU that would vest based on target level achievement of all performance targets (without application of any modifier) and, after giving effect to such vesting, automatically be cancelled and converted into the right to receive an amount in cash (less any applicable Tax withholding) equal to (x) the number of shares of Company Common Stock underlying such Company Accelerated PRSU, multiplied by (y) the Per Share Merger Consideration.

(c)           Payments. On the Closing Date, Parent shall pay to the Company an amount equal to the aggregate payments required to be made pursuant to Section 2.6(a) and Section 2.6(b). As promptly as practicable following the Closing (but no later than the Surviving Company’s second scheduled payroll payment date after the Closing Date), the Surviving Company shall pay to the holders of Company RSUs and Company PRSUs such amounts (if any) described in Section 2.6(a) and Section 2.6(b), less any Taxes required to be withheld under applicable Law with respect to such payments, through the Surviving Company’s payroll in accordance with the Company’s normal payroll practices.

(d)           Termination of Company Equity Plan. As of the Effective Time, the Company Equity Plan shall be terminated and no further Company Restricted Stock Awards, Company RSUs, Company PRSUs, other equity interests in the Company or other rights with respect to shares of Company Common Stock shall be granted thereunder. Following the Effective Time, no Company Restricted Stock Award, Company RSU, Company PRSU, other equity interest in the Company or other right with respect to shares of Company Common Stock that was outstanding immediately prior to the Effective Time shall remain outstanding, and each former holder of any such Company Restricted Stock Award, Company RSU, Company PRSU, other equity interest in the Company or other right shall cease to have any rights with respect thereto, except the right to receive the applicable payments set forth in this Section 2.6.

(e)           Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall provide such notices, if any, to the extent required under the terms of any of the Company Equity Plan, adopt appropriate resolutions and take such other actions as are necessary, advisable and appropriate (including using commercially reasonable efforts to obtain any required consents) to effect the treatment and transactions described in this Section 2.6 and otherwise to give effect to the provisions hereof (including the satisfaction of the applicable requirements of Rule 16b-3(e) promulgated under the Exchange Act).

Section 2.7            Treatment of Company Warrants. From and after the Effective Time, each warrant to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time (each, a “Company Warrant” and, collectively, the “Company Warrants”) shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated in the manner set forth in Section 4.4 of the Warrant Agreement. At or as promptly as practicable after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) enter into an amendment to the Warrant Agreement with the Warrant Agent providing for the delivery of the Alternative Issuance (as defined in the Warrant Agreement) that occurs as a result of the consummation of the Merger, as required by Section 4.4 of the Warrant Agreement.

Section 2.8             Company Indebtedness and Transaction Expenses. On the Closing Date, in addition all other payments required to be made pursuant to this Agreement, Parent shall make (or cause to be made) the following payments:

(a)          all amounts required to be paid pursuant to the payoff letters delivered in accordance with Section 5.23, by wire transfer of immediately available funds to the accounts designated by the lenders and other creditors of the Company and its Subsidiaries; and

(b)          all amounts required to be paid in order to discharge the transaction expenses of the Company required to be paid pursuant to the transaction expense pay off letters delivered in accordance with Section 5.23, by wire transfer of immediately available funds to the accounts designated by the service providers of the Company and its Subsidiaries.

Section 2.9             Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split (including reverse stock split), split-up, combination or exchange or readjustment of shares, (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (c) any similar event shall have occurred, in each case, in accordance with Section 5.1(b), then in each case the Per Share Merger Consideration shall be proportionately adjusted to reflect such event and provide the Company Stockholders the same economic effect as contemplated by this Agreement prior to such event.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the Company SEC Reports publicly filed at least three (3) Business Days prior to the date of this Agreement (including any exhibits or schedules to the Company SEC Reports and any documents incorporated by reference therein but excluding any disclosures set forth under the captions “Risk Factors” and “Forward-Looking Statements” to the extent they are general in nature, or are cautionary, predictive or forward-looking in nature) or (ii) in the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1             Organization and Power. Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except in the case of the Company Subsidiaries where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.2             Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity, and is in good standing (to the extent such jurisdiction recognizes such concept), in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.3             Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote at the Company Stockholders Meeting of (a) the holders of a majority in voting power of the outstanding shares of Company Common Stock, voting as a single class, as required by Sections 251 of the DGCL, and (b) the holders of at least sixty-six and two-thirds percent (66²/3%) of the outstanding voting stock that is not owned by Parent or any Parent Affiliated Persons (together, the “Company Requisite Vote”) to consummate the Transactions. The Company Special Committee has unanimously duly adopted resolutions (i) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the Company Stockholders (other than the holders of Company Excluded Shares), (ii) recommending to the Company Board to adopt resolutions approving, adopting and declaring advisable this Agreement and the Transactions and (iii) providing for the Company Special Committee Recommendation. The Company Board has duly adopted resolutions (A) determining that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the Company Stockholders (other than the holders of Company Excluded Shares), (B) approving and declaring advisable this Agreement and the Transactions and (C) providing for the Company Board Recommendation. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Requisite Vote.

Section 3.4            Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except, in each cash, as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium or similar Laws of general applicability affecting creditors rights and general principles of equity (the “Bankruptcy and Equity Exceptions”).

Section 3.5             Organizational Documents; Minute Books; Subsidiaries.

(a)           The Company has made available to Parent true, correct and complete copies of the certificate of incorporation and bylaws of the Company (collectively, the “Company Organizational Documents”) and the certificate of incorporation and bylaws (or the equivalent organizational documents) of each of the Company’s Subsidiaries (collectively, the “Subsidiary Organizational Documents”), in each case, as in effect on the date of this Agreement. The Company Organizational Documents and all of the Subsidiary Organizational Documents are in full force and effect. The Company is not in violation in any material respect of any provisions of the Company Organizational Documents. None of the Subsidiaries of the Company is in violation of any provisions of the applicable Subsidiary Organizational Documents, except where such violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           A true and complete list of all the Company’s Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of the outstanding capital stock of each Subsidiary owned by the Company and each other Subsidiary, in each case, as of the date of this Agreement, is set forth in Section 3.5(b) of the Company Disclosure Letter. Except as set forth in Section 3.5(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

Section 3.6             Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not require any Approval by any Governmental Entity, other than:

(a)           the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)          the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (as amended or supplemented, the “Company Proxy Statement”) relating to the special meeting of the Company Stockholders to be held to consider adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”), (ii) any reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that may be required in connection with this Agreement and the Transactions and (iii) any filings under the Securities Act of 1933, as amended (the “Securities Act”);

(c)           compliance with the rules and regulations of the Nasdaq Stock Market (“Nasdaq”);

(d)           compliance with and filings under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

(e)           such other consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation, foreign investment or similar Laws in order to complete the Transactions;

(f)            the Food Regulatory Approvals; and

(g)           such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7            Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not:

(a)           assuming the Company Requisite Vote is obtained, contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or any of the Subsidiary Organizational Documents;

(b)           contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets or properties of the Company or any of its Subsidiaries (collectively, “Company Assets”) are bound, assuming that all Approvals described in Section 3.6 have been obtained or made, as applicable; or

(c)           result in any material violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Company Contracts, require any Approval by any Person under any Company Contracts, or give rise to any termination, cancellation, amendment or acceleration of any rights or obligations under any Company Contracts;

in each case, with respect to Sections 3.7(b) and 3.7(c), other than (x) as set forth in Section 3.7(b) or Section 3.7(c) of the Company Disclosure Letter or (y) as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 3.8             Capitalization.

(a)           The authorized capital stock of the Company consists solely of (i) 220,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the “Company Preferred Stock”), none of which have been designated as a series thereof.

(b)           As of the close of business on February 7, 2024, (i) 43,073,205 shares of Company Common Stock were issued and outstanding (such amount includes 214,556 shares of Company Common Stock reserved for issuance upon vesting of Company Restricted Stock Awards), (ii) no shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iii) 214,556 shares of Company Common Stock were reserved for issuance upon vesting of Company Restricted Stock Awards, (iv) 2,125,713 shares of Company Common Stock were reserved for issuance upon vesting of Company RSUs, (v) 1,526,328 shares of Company Common Stock were reserved for issuance upon vesting of Company PRSU, (vi) 20,263,300 warrants to purchase 10,131,650 full shares of Company Common Stock were outstanding and (vii) no shares of Company Preferred Stock were issued and outstanding. Except as set forth in this Section 3.8(b), as of the close of business on February 7, 2024, no shares of capital stock of the Company were issued, reserved for issuance or outstanding.

(c)           Each outstanding share of Company Common Stock is duly uncertificated, authorized, validly issued, fully paid and non-assessable, and not subject to any subscription or preemptive rights. All shares of Company Common Stock that are subject to issuance prior to the Effective Time on the terms and conditions specified in the instruments under which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any subscription or preemptive rights.

(d)           There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock, limited liability company or membership interests, partnership interests or other equity interests of any Subsidiary of the Company or (ii) to provide funds to or make any investment in any Person (other than any wholly owned Subsidiaries of the Company).

(e)           Each outstanding share of capital stock, limited liability company or membership interest, partnership interest or other equity interest of each Subsidiary of the Company is duly authorized, validly issued and, to the extent relevant under applicable Laws, fully paid and non-assessable, and not subject to any subscription or preemptive rights, and each such share or other equity interest owned by the Company or any of its Subsidiaries is free and clear of all Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.9             Company Equity Interests. Except as set forth in Section 3.8(b), there are no options, warrants, calls, conversion rights, stock appreciation rights, subscription rights, redemption rights, repurchase rights or other rights, agreements, arrangements, understandings or commitments to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock or other securities, limited liability company or membership interest, partnership interest or other equity interest of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer, register, redeem, repurchase, acquire or sell any shares of capital stock or other securities, limited liability company or membership interest, partnership interest or other equity interest the Company or any of its Subsidiaries.

Section 3.10           Voting.

(a)           The Company Requisite Vote is the only vote of the holders of any class or series of capital stock of the Company necessary to approve or adopt this Agreement or the Transactions.

(b)           There are no voting trusts, proxies or similar agreements or understandings to which the Company is a party with respect to the voting of any shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness of the Company that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which the Company Stockholders may vote.

Section 3.11           SEC Reports. The Company has timely filed with or furnished to, as applicable, the SEC all forms, reports, schedules, certifications, statements and other documents required to be publicly filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2021 (collectively, the “Company SEC Reports”). Each of the Company SEC Reports (a) was prepared in accordance in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), including the rules and regulations promulgated thereunder, and (b) did not, at the time they were filed with or furnished to the SEC or, if amended, supplemented or superseded, as of the date of the most recent amendment, supplement or filing (or, in the case of any registration statement or proxy statement, on the applicable date of effectiveness or the date of the relevant meeting, respectively, and, if amended or supplemented, on the date of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required file with or furnish to the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service, any forms, reports, schedules, certifications, statements and other documents. No executive officer of the Company required to make a certification under Sections 302 or 906 of the Sarbanes-Oxley Act has failed to make the certifications required of such executive officer under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports.

Section 3.12           SEC Disclosure Controls and Procedures.

(a)           The Company (with respect to itself and its consolidated Subsidiaries) has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 and 152-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information relating to the Company (with respect to itself and its consolidated Subsidiaries) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company SEC Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b)           The Company (with respect to itself and its consolidated Subsidiaries) has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”).

(c)           The Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting by its chief executive officer and its chief financial officer, to the Company’s independent auditors and to the audit committee of the Company Board (i) all “significant deficiencies” in the design or operation of its internal controls over financial reporting that could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s independent auditors and the audit committee of the Company Board any “material weaknesses” in such internal controls over financial reporting and (ii) any fraud, whether or not material, with respect to their role at the Company, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting. As of the date hereof, the Company has no “significant deficiencies” or “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information.

(d)           No material complaints, allegations, assertions, claims or notifications from any source regarding the Company’s accounting, internal accounting controls or auditing practices, procedures or methods have been reported in writing to the audit committee of the Company Board by the Company’s head of internal audit.

(e)           To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of an ongoing SEC review or outstanding SEC comments.

(f)            To the Knowledge of the Company, as of the date of this Agreement, there are no pending SEC inquiries or investigations, or other inquiries by any Governmental Entities or internal investigations pending or threatened, in each case, regarding the accounting practices of the Company. To the Knowledge of the Company, there is no ongoing internal investigation of the Company regarding revenue recognition or other accounting or auditing issues.

Section 3.13          Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including the related notes) included in or incorporated by reference into the Company SEC Reports:

(a)           were prepared in all material respects in accordance with GAAP consistently applied during the periods involved (except as may be indicated in the notes thereto), except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC; and

(b)           fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows, retained earnings/losses and changes in financial position, as the case may be, for the periods then ended (subject, in the case of any unaudited interim financial statements, to the absence of footnote disclosure and normal year-end audit adjustments), except in each case as may be noted therein or in the notes thereto.

Section 3.14           Liabilities.

(a)           There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP, other than:

(i)           Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2022 and the footnotes thereto set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022;

(ii)          Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2023 set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023;

(iii)         Liabilities incurred since September 30, 2023 in the ordinary course of business consistent with past practices, none of which has been, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

(iv)         Liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; and

(v)         other Liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          There are no off-balance sheet transactions with respect to the Company or any of its Subsidiaries that would be required to be reported or set forth in the Company SEC Reports.

Section 3.15          Absence of Certain Changes. Since September 30, 2023 through the date of this Agreement:

(a)           the Company and each of its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practices; and

(b)           there has not been a Company Material Adverse Effect;

(c)           neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, clauses (i) through (iii) (other than, with regard to clause (ii)(B), in connection with the vesting of employee equity grants), clause (v), clauses (xii) through (xiv) or clauses (xvi) through (xvii) of Section 5.1(b), in each case, had the covenants set forth therein applied since September 30, 2023.

Section 3.16           Litigation. Except as set forth in the Company SEC Reports filed at least three (3) Business Days prior to the date of this Agreement or as set forth on Section 3.16 of the Company Disclosure Letter, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any director, officer or employee, in their capacity as such, of the Company or any of its Subsidiaries, other than Legal Actions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Orders outstanding against the Company or any of its Subsidiaries, other than Orders that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17           Contracts.

(a)           Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which any of the Company Assets are, as of the date of this Agreement, bound (collectively, “Company Contracts”):

(i)           any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(ii)          any Contract containing any requirement that the Company or its Subsidiaries make, directly or indirectly, any material advance, loan, extension of credit or capital commitment or contribution to, or other investment in, any Person, or any capital expenditure after the date hereof;

(iii)         any Contract that (A) grants any right of first refusal, right of first offer or similar right with respect to any material Company Assets or (B) materially limits or purports to materially limit the ability of the Company or any of its Subsidiaries (or, following the Closing, the Surviving Company, Parent or any of its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material properties or assets;

(iv)         any Contract that (A) (1) limits or purports to limit the ability of the Company or its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, in each case, to the extent that has been, or would reasonably be expect to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, or (2) would reasonably be expected to limit in any material respect the ability of Parent or any of its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time following the Closing, (B) provides for any material exclusivity obligations (C) grants any exclusive rights to products or services, (D) contains any “most favored nation” or similar provisions requiring the Company or any of its Subsidiaries (or, following the Closing, Parent or any of its Affiliates) to offer to any Person any terms or conditions that are at least as favorable as those offered to one or more other Persons or (E) requires the Company or any of its Subsidiaries to purchase or obtain from any given Person either (1) a material minimum or material specified amount of any product or service or (2) all or a material portion of the Company’s or any of its Subsidiaries’ requirements for any product or service;

(v)          any Contract relating to the acquisition or disposition by the Company or any of its Subsidiaries, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise), of any business, assets or capital stock or other equity interests of any Person, in each case, (i) with a fair market value in excess of $2,000,000 (other than any such Contract relating to the acquisition or disposition of assets in the ordinary course of business consistent with past practices), or (ii) that includes any earn-out or other similar contingent payment obligation of the Company or any of its Subsidiaries in excess of $2,000,000 outstanding as of the date hereof;

(vi)         any Contract that requires, during the remaining term of such Contract, either (A) annual payments to or from the Company or its Subsidiaries of more than $2,000,000 or (B) aggregate payments to or from the Company or its Subsidiaries of more than $4,000,000 during the term of such Contract;

(vii)        any financial derivatives master agreements, futures account opening agreements and other interest rate, currency or other Contracts relating to financial hedging or other trading activities;

(viii)      any Contract providing for (A) material indemnification obligations of the Company or any of its Subsidiaries or (B) any guaranty by the Company or any of its Subsidiaries of any material obligations of any other Person, other than (1) any guaranty by the Company or any of its Subsidiaries of any obligations the Company or another wholly owned Subsidiary of the Company or (2) any indemnification obligations to customers pursuant to Contracts entered into in the ordinary course of business consistent with past practices;

(ix)         any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses or payments based on material revenues or profits of the Company or its Subsidiaries;

(x)           any Contract with any Governmental Entity;

(xi)          any distributor, broker, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, advertising and similar Contract requiring payments on an annual or aggregate basis in excess of $1,000,000; and

(xii)         any Contract relating to the incurrence of indebtedness for borrowed money (including any credit agreements, indentures, loans, letters of credit, performance bonds and surety bonds, whether or not drawn or called, and any mortgages, pledges or security agreements relating thereto), in each case, in an amount in excess of $1,000,000.

(b)           Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Contract is in full force and effect and, in accordance with its terms, constitutes a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and, to the Knowledge of the Company, of the other parties thereto, (ii) except as otherwise set forth on Section 3.17(b) of the Company Disclosure Letter, none of the Company or its Subsidiaries, as applicable, nor, to the Knowledge of the Company, any other party thereto, is in material breach of or default under (or is alleged to be in material breach of or default under), or has provided or received as of the date hereof any notice of any intention to terminate any Company Contract, (iii) no event, circumstance or condition has occurred that, to the Knowledge of the Company, with the lapse of time or the giving of notice, or both, other than entering into and performing this Agreement and the Transactions, would constitute a breach of any Company Contract or result in the right to terminate, or cause or permit the acceleration or other material changes of any right or obligation or the loss of any material benefit thereunder by the Company or its Subsidiaries, or any other party thereto. Correct and complete copies of each Company Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Parent.

Section 3.18          Taxes.

(a)           The Company and each of its Subsidiaries has timely filed with the appropriate Taxing authority all material Tax Returns required to be filed (taking into account all applicable extensions), and all such Tax Returns are correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. The Company and each of its Subsidiaries has timely paid all material Taxes for which they are liable (whether or not shown as due and payable on any Tax Return).

(b)           All material Taxes that were required to be withheld by the Company or any of its Subsidiaries in connection with (i) amounts paid, owing or allocable to any Person or (ii) sales, use, ad valorem, and value added Taxes have been timely withheld and, to the extent required, properly and timely paid or deposited to the appropriate Taxing authority. The Company and each of its Subsidiaries have complied in all material respects with all information and reporting requirements relating to such withholding.

(c)           There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable. There are no claims pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in any Lien for material Taxes on any of the assets of the Company or any of its Subsidiaries.

(d)           No audit, examination, inquiry, investigation, request for information or other proceeding by any Taxing authority is pending, in progress or, to the Knowledge of the Company, threatened with respect to any material Tax Return filed or required to be filed by the Company or any of its Subsidiaries or any material Tax paid or required to be paid by the Company or any of its Subsidiaries. No claim, assessment or deficiency for any material Tax has been assessed or proposed in writing or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that has not been fully settled and paid. Neither the Company nor any of its Subsidiaries is the beneficiary of, or has requested, any extension of time to file any material Tax Return, which request or waiver remains outstanding, other than extensions obtained and requests made in the ordinary course of business. Neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a material Tax claim, assessment or deficiency that, in either case, remains in effect.

(e)           Neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation, sharing, indemnity, gross-up or similar agreement, other than customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes, (ii) has been a member of an affiliated group filing consolidated income Tax Returns under Section 1501 of the Code or any similar provision of state, local or foreign Law (other than an affiliated group consisting only of the Company and/or Subsidiaries of the Company), and (iii) has any material liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law (other than liabilities of the Company or any of its Subsidiaries under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes), or applicable Law.

(f)            No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary, as applicable, is or may be required to file Tax Returns in or required to pay Taxes in that jurisdiction.

(g)           At all times since its formation, the Company has been properly classified as a C corporation for U.S. federal and applicable U.S. state and local Tax purposes. No action has been taken by the Company or any other Person to cause the Company to cease to be classified as a C corporation for U.S. federal and applicable U.S. state and local Tax purposes. The U.S. federal and applicable U.S. state and local Tax classification of each of the Subsidiaries of the Company is set forth on Section 3.18(g) of the Company Disclosure Letter.

(h)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting requested or occurring on or prior to the Closing Date or use of the cash or hybrid method of accounting or an improper method of accounting on or prior to the Closing Date (including for the avoidance of doubt any adjustments under Section 481 of the Code relating to any of the foregoing or under any corresponding or similar provision of state, local or foreign Law); (ii) agreement entered into with any Governmental Entity on or prior to the Closing Date (including a “closing agreement” under Section 7121 of the Code or any corresponding or similar provision of state, local or foreign Law); (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Law) in existence on or prior to the Closing Date; (iv) installment sale made on or prior to the Closing Date governed by Section 453 of the Code (or any corresponding or similar provision of state, local or foreign Law); (v) deposit, advance payment, prepaid amount received or paid, or deferred revenue accrued, on or prior to the Closing Date and outside of the ordinary course of business; (vi) income arising or accruing prior to or on the Closing and includable after the Closing under Subchapter K or Sections 951, 951A, or 956 of the Code (or any corresponding provision of state, local or foreign Tax Law) with respect to any interest held by the Company or any of its Subsidiaries in a “controlled foreign corporation” or entity classified as a partnership; or (vii) transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local or foreign Law). Neither the Company nor any of its Subsidiaries shall be required to pay any Tax pursuant to or as a result of Section 965 of the Code. Neither the Company nor any of its Subsidiaries has claimed any “employee retention credit” pursuant to Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 or any similar or successor Law, executive order, executive memorandum or guidance issued thereunder (or any corresponding or similar provision of state or local Law).

(i)           Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(j)            None of the assets of the Company or any of its Subsidiaries is an interest in an entity or arrangement classified as a partnership, trust, or other pass-through entity for U.S. federal, state, or local Tax purposes.

(k)           The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the date of the unaudited consolidated interim financial statements, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet of such unaudited consolidated interim financial statements and (ii) will not materially exceed such reserve, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing Tax Returns.

(l)            Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the three (3) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

Section 3.19           Benefit Plans.

(a)           Section 3.19(a) of the Company Disclosure Letter contains a correct and complete list of each material Company Benefit Plan, and separately identifies any material Company Benefit Plan which covers employees, directors and/or independent contractors of the Company or any of its Subsidiaries outside of the United States, in each case other than at-will employee offer letters that are materially similar to the form provided to Parent.

(b)           With respect to each Company Benefit Plan, true, current and complete copies of each of the following have been made available to Parent, as applicable: (i) the plan document together with all amendments and material contracts relating thereto, (ii) the most recent summary plan description and summary of material modifications thereto, (iii) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination, opinion, or advisory letter from the IRS and any related correspondence, (iv) in the case of any plan for which Forms 5500 are required to be filed, the Form 5500 (and all attachments and auditor’s reports thereto) for the two (2) most recent plan years, (v) copies of the non-discrimination testing results for the two (2) most recent plan years, and (vi) all material correspondence to or from any Governmental Entity with respect to each Company Benefit Plan within the past three (3) years.

(c)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, no Company Benefit Plan is or was within the past six (6) years, and neither the Company nor any of its Subsidiaries nor any of their ERISA Affiliates has or reasonably expects to have any Liability or obligation under (including current or potential withdrawal Liability): (i) any “multiemployer plan” (as that term is defined in Section 3(37) of ERISA); (ii) any employee plan which is a “defined benefit plan” (as that term is defined in Section 3(35) of ERISA), whether or not terminated, which is subject to Section 412 of the Code and/or Title IV of ERISA; (iii) a “multiple employer plan” as described in Section 413(c) of the Code; or (iv) a “multiple employer welfare arrangement” as described in Section 3(40) of ERISA.

(d)           All amounts properly accrued as Liabilities to or expenses of any Company Benefit Plan have been properly reflected, in all material respects, in the most recent financial statements contained in the Company SEC Reports, to the extent required by GAAP. Since the date of such financial statements, there has been no amendment by the Company relating to any Company Benefit Plan which would materially increase the cost of such Company Benefit Plan.

(e)           With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been established and maintained in accordance with and in compliance, in all material respects, with its terms and all applicable Laws, including ERISA and the Code; (ii) all material contributions, premiums and other similar payments to, and payments from, such Company Benefit Plan with respect to any period ending on or before the Closing Date have been timely made, except as would not result in any material Liability; and (iii) all required filings with any Governmental Entity have been made.

(f)           Each Company Benefit Plan intended to qualify under Section 401(a) of the Code either have been determined by the Internal Revenue Service to be so qualified or is maintained pursuant to a favorable opinion letter from the Internal Revenue Service, and no event has occurred and no condition exists with respect to the form or operation of such Company Benefit Plan which would reasonably be expected to cause the loss of such qualification or exemption, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(g)           The Company, each Subsidiary and each ERISA Affiliate has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Patient Protection and Affordable Care Act of 2010, as amended, in each case, with respect to each Company Benefit Plan that is a group health plan.

(h)           Except as set forth on Section 3.19(h) of the Company Disclosure Letter, there are no Company Benefit Plans, Contracts or other obligations of the Company or any of its Subsidiaries which provides for health, life or other welfare benefits to past or present employees beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws, the cost of which is fully paid by such employees or their dependents.

(i)            Except as set forth on Section 3.19(i) of the Company Disclosure Letter, and excluding any Company Benefit Plans that provided for only statutory severance pay and other statutory termination entitlements, the execution of this Agreement and the consummation of the Transactions will not (either alone or in conjunction with any other action by the Company or any of its Subsidiaries prior to the Closing): (i) entitle any past or present employee, director and/or independent contractor of the Company or any of its Subsidiaries to any bonuses, severance pay, transaction related payments or any similar payments in excess of $150,000; (ii) accelerate the time of the payment or vesting of, or increase the amount of, any compensation and/or benefits due to any past or present employee, director and/or independent contractor of the Company or any of its Subsidiaries; or (iii) be the direct or indirect cause of any amount paid or payable by the Company or any of its Subsidiaries being classified as an “excess parachute payment” under Section 280G of the Code.

(j)            Neither the Company nor any of its Subsidiaries has any obligation (whether pursuant to a Company Benefit Plan or otherwise) to indemnify, “gross-up”, reimburse or otherwise compensate any individual with respect to the additional Taxes or interest imposed pursuant to Sections 409A or 4999 of the Code.

(k)           Neither the Company nor any of its Subsidiaries nor any Company Benefit Plan nor, to the Knowledge of the Company, any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA) has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(l)            Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, there are no Legal Actions (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened against or relating to any of the Company Benefits Plans and, to the Knowledge of the Company, no facts exist which could give rise to any such Legal Actions.

Section 3.20           Labor Relations.

(a)           Except as set forth on Section 3.20(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is bound by a collective bargaining agreement with any labor organization. To the Knowledge of the Company, no labor union, trade union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand (orally or in writing) for recognition or certification, and there are no union organizing attempts, card signing activity, representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened (whether orally or in writing) to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has experienced any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime, or claim of unfair labor practices since January 1, 2021, and no such claims are pending or, to the Knowledge of the Company, threatened, as of the date hereof.

(c)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable Laws governing the employment of labor, including all applicable Laws relating to: discrimination or harassment in employment; terms and conditions of employment; termination of employment; wages; overtime classification; hours; meal and rest breaks; occupational safety and health; plant closings; employee whistle-blowing; immigration and employment eligibility verification; defamation; background checks and other consumer reports regarding employees and applicants; employment practices; negligent hiring or retention; affirmative action and other employment-related obligations on federal contractors and subcontractors (if applicable); classification of employees, consultants and independent contractors; labor relations; collective bargaining; unemployment insurance; recordkeeping (including, where required by applicable Law, records of hours worked by employees classified as “nonexempt”); the collection and payment of withholding and/or social security taxes and any similar tax; employee benefits; and workers’ compensation (collectively, “Employment Matters”).

(d)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries: (i) is not delinquent in any payments to, or on behalf of, any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the ordinary course of business and consistent with past practices).

(e)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) there are no Legal Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to any Employment Matters, (ii) there are no pending or, to the Knowledge of the Company, threatened in writing investigations or audits by any Governmental Entity relating to any Employment Matters of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to any Employment Matters for which there are outstanding material obligations.

(f)           The Company has delivered to Parent a true, correct and complete listing, as of the date specified therein, of (i) each individual employed by the Company or any of its Subsidiaries, setting forth: the name of such employee (or an anonymized identified, where required by applicable law); such employee’s position or function; annual base salary or hourly wage; status as “exempt” or “nonexempt” for employment classification purposes; accrued vacation as of the date specified therein; and any target incentive or bonus amounts with respect to such employee; and (ii) each individual engaged by the Company or any of its Subsidiaries as an individual independent contractor (as opposed to a third-party vendor that is classified as a 1099 contractor), setting forth: the name of such individual; whether such individual has entered into a written agreement regarding their contractor engagement; and, to the extent such individual has not entered into a written agreement regarding their contractor engagement, such individual’s compensation arrangement with the Company or any of its Subsidiaries. Except as set forth in Section 3.20(f) of the Company Disclosure Letter, (i) the employment of each U.S.-based employee of the Company or any of its Subsidiaries is terminable by the Company or the applicable Subsidiary without any material penalty, severance obligation or other Liability incurred by the Company or any of its Subsidiaries; and (ii) the engagement of each individual independent contractor of the Company or any of its Subsidiaries is terminable by the Company or the applicable Subsidiary upon not more than sixty (60) days’ notice without material penalty, severance obligation, or other Liability incurred by the Company or any of its Subsidiaries.

(g)           Except as set forth in Section 3.20(g) of the Company Disclosure Letter, (i) the execution of this Agreement and the consummation of the Transactions will not (either alone or in conjunction with any other action by the Company or any of its Subsidiaries prior to the Closing) result in any material Liabilities to any past or present employees, including as a result of the Worker Adjustment and Retraining Act of 1988 (“WARN”) or any similar state Laws, and (ii) there has been no “mass layoff” or “plant closing” (as defined by WARN) involving the Company or any of its Subsidiaries in the ninety (90) days prior to the date hereof.

Section 3.21           Environmental Matters.

Except as would not be reasonably expected to result in a Company Material Adverse Effect or as set forth in Section 3.21 of the Company Disclosure Letter,

(a)           The Company and each of its Subsidiaries and, to the Knowledge of the Company, their respective predecessors, are and have been in compliance in all material respects with:

(i)           all applicable Laws relating to (A) pollution, contamination, protection of the environment and health or safety (as each concern exposure to Hazardous Substances), (B) emissions, discharges, disseminations, Releases or threatened Releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii)           all applicable Orders relating to Environmental Matters (collectively, “Environmental Laws”).

(b)           There has been no Release of Hazardous Substances with respect to the Company in violation of Environmental Law, or which have given rise or could reasonably be expected to give rise to any material Liabilities of the Company or any of its Subsidiaries under any Environmental Laws, or requiring investigation, corrective or remedial action.

(c)           Neither the Company nor any of its Subsidiaries has received any notice or other communication alleging that any of them (i) is or may be a potentially responsible person or otherwise subject to any Liability in connection with any waste disposal site or other location allegedly containing any Hazardous Substances, (ii) has failed to comply in any material respect with, or has any Liability under, any Environmental Laws or the requirements of any environmental Permits, or (iii) is requested or required by any Governmental Entity to perform any material investigatory or remedial activity or other action in connection with any actual or alleged Release of Hazardous Substances or any other Environmental Matters.

(d)           The Company has delivered to Parent true and complete copies of all final and non-privileged Phase I reports and other investigations, studies, audits, tests, reviews or other analyses commenced or conducted by or on behalf of the Company or any of its Subsidiaries’ (or by a third-party of which the Company has knowledge) in relation to the current or prior business of the Company or any of its Subsidiaries or any of its or their real property presently or formerly owned, leased, or operated by the Company or any of its Subsidiaries (or its or their predecessors) that are in the possession, custody or control of the Company or any of its Subsidiaries.

Section 3.22           Intellectual Property.

(a)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, or as otherwise set forth in Section 3.22(a) of the Company Disclosure Letter, the Company or its Subsidiaries exclusively own all right, title and interest to, or otherwise has the right to use all material Intellectual Property used in connection with the business of the Company and its Subsidiaries as presently conducted (the “Company Intellectual Property”), free and clear of any Liens. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, all of the Company’s rights in all Company Intellectual Property are subsistent and, to the Knowledge of the Company, valid and enforceable.

(b)           The Company has delivered to Parent a complete list of all registrations, issuances, filings and applications for all material Intellectual Property owned by the Company or any of its Subsidiaries, as well as a list of all material unregistered trademarks owned by the Company or any of its Subsidiaries.

(c)           Section 3.22(c) of the Company Disclosure Letter sets forth all material Intellectual Property Licenses under which the Company or any of its Subsidiaries is a licensor or licensee. Each Intellectual Property License is in full force and effect and, in accordance with its terms, constitutes a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and of the other parties thereto, except where such failures to be valid, binding, enforceable or in full force and effect have not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, and subject to the effect of applicable Bankruptcy and Equity Exceptions. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, none of the Company, its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in material breach of or default under (or is alleged to be in material breach of or default under), or has provided or received, as of the date hereof, any notice of any intention to terminate, any Intellectual Property License. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, no event, circumstance or condition has occurred that, to the Knowledge of the Company, with the lapse of time or the giving of notice, or both, other than entering into and performing this Agreement and the Transactions, would constitute a breach of any Intellectual Property License or result in the right to terminate, or cause or permit the acceleration or other material changes of any right or obligation or the loss of any material benefit thereunder by the Company or its Subsidiaries, or any other party thereto.

(d)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps to secure all Company Intellectual Property owned by the Company and its Subsidiaries and to protect the secrecy, confidentiality and value of their material Trade Secrets and the proprietary nature and value of the Company Intellectual Property whose value is derived by being kept confidential.

(e)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company has, by operation of Law or otherwise, secured ownership of all Company Intellectual Property and (ii) none of the Trade Secrets owned by the Company or any of its Subsidiaries have been disclosed to any employee, representative or agent of the Company or any of its Subsidiaries or any other Person not obligated to maintain such Trade Secret in confidence.

(f)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) none of the Intellectual Property, products or services owned, used, developed, provided, sold, licensed, imported or otherwise exploited by the Company or its Subsidiaries, or made for, used or sold by or licensed to the Company or its Subsidiaries by any person, infringes upon or otherwise violates any Intellectual Property rights of others, and (ii) there are no legal proceedings pending or, to the Knowledge of the Company, threatened that allege infringement or violation of any Intellectual Property rights of any other Person by the Company or any of its Subsidiaries or of any Intellectual Property rights of the Company or any of its Subsidiaries by any other Person.

(g)           To the Knowledge of the Company, no Person is infringing upon or otherwise violating the Intellectual Property rights of the Company or its Subsidiaries, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

Section 3.23           Data Privacy.

(a)           The Company has a privacy policy (the “Privacy Policy”) regarding the collection and use of Personal Information from website visitors (“Customer Information”). A copy of the currently posted Privacy Policy has been provided to Parent. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) in connection with its collection, storage, use and/or disclosure of any Customer Information, “personal information,” “personal data” or “personally identifiable information” as defined in Applicable Privacy and Security Laws (collectively, “Personal Information”) by or on behalf of the Company, neither the Company nor any of its Subsidiaries has collected, processed, stored, used, maintained or controlled any Personal Information in violation of the Privacy Policy or Applicable Privacy and Security Laws, (ii) neither the Company nor any of its Subsidiaries uses any of the Personal Information it receives through its web site or otherwise in a manner that violates the Privacy Policy, Applicable Privacy and Security Laws, or the privacy rights of its customers, (iii) the Company and its Subsidiaries have adequate physical, technical and administrative security measures in place designed to protect the Personal Information they receive and that they store in their computer systems from unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure, (iv) the Transactions and the transfer of the Personal Information in connection therewith will not violate the Privacy Policy and Applicable Privacy and Security Laws as they currently exist and have existed since September 1, 2021, (v) to the Knowledge of the Company, there has been no occurrence of (A) unlawful, accidental or unauthorized destruction, loss, use, modification, interruption, or disclosure of or access to Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company such that any Applicable Privacy and Security Laws require or required the Company or any of its Subsidiaries to notify any Governmental Entities, affected individuals or other parties of such occurrence, (B) actual or potential unauthorized access to or disclosure of the Company’s or any of its Subsidiaries’ confidential information or trade secrets or (C) notification from any Governmental Entity that Company or any of its Subsidiaries is under investigation for any violation of any Laws relating to privacy, data security, telephone and text message communications, or marketing by email or other channels, and (vi) the Company and its Subsidiaries contractually require all third-parties, including vendors, affiliates and other persons providing services to Company or its Subsidiaries that have access to or receive Personal Information from or on behalf of the Company or its Subsidiaries, to comply with all Applicable Privacy and Security Laws, and to take all reasonable steps to ensure that all Personal Information in such third-parties’ possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse.

(b)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the information technology systems, including all Software, owned, licensed, leased, operated on behalf of, or otherwise held for use by the Company or any of its Subsidiaries, perform in conformance with its documentation and is fully and freely transferable without any third-party consents, is free from any material software defect, and does not contain (i) any back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of a copy of the program or the right and title in and to the program or (ii) any virus, trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access or to disable, erase or otherwise harm any computer, systems or Software.

Section 3.24           Real Property. All material real property owned or leased by the Company or any of its Subsidiaries is disclosed in the Company SEC Reports. The Company and its Subsidiaries have good and marketable title to, or have a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements) owned, used or held for use by them, free and clear of any Liens, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25           Personal Property. The Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal Company Assets owned, used or held for use by them, free and clear of any Liens, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for normal wear and tear, the machinery and equipment of the Company and its Subsidiaries necessary for the continued conduct of their respective businesses are in good operating condition and in a state of reasonable maintenance and repair, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.26           Compliance with Laws.

(a)           Except as disclosed on Section 3.26(a) of the Company Disclosure Letter, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except, in each instance, where such failure to obtain or maintain, as applicable, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no suspension or cancellation of any of the Company Permits is pending or threatened, and no such suspension or cancellation will result from the Transactions, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.27           Food Laws.

(a)           Section 3.27(a) of the Company Disclosure Letter sets forth a true and complete list of all Approvals of Governmental Entities that are or will be required by Food Laws or any applicable rules, regulations or standards of the FDA, USDA or Federal Trade Commission and/or corresponding applicable state rules, regulations or standards in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions (collectively, the “Food Regulatory Approvals”), except for such Food Regulatory Approvals the failure to obtain which has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(b)           The Company and its Subsidiaries are, and at all times since January 1, 2021, have been, manufacturing, processing, preparing, labeling, packaging, repackaging, handling, holding, distributing, storing, warehousing, wholesaling, and delivering products and in material compliance with all Food Laws, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(c)          Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) none of the Company or any of its Subsidiaries is, or has been since January 1, 2021, subject to any obligation arising under any Legal Action by or on behalf of the FDA, USDA, or any other relevant Governmental Entity, or warning letter, untitled letter, Form FDA-483, notice of violation letter, consent decree, request for information or other notice, response, or commitment made to or with any Governmental Entity with respect to Food Laws, and no such material obligation has been threatened, (ii) there is no, and since January 1, 2021 there has not been, any Legal Action pending against or relating to the Company or any of its Subsidiaries, officers, directors, employees, agents, or independent contractors that involves or arises from a violation of any Food Laws, and (iii) neither the Company nor any of its Subsidiaries has any liability for failure to comply with any Food Laws.

(d)          Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since January 1, 2021: (i) none of the Company’s or any of its Subsidiaries’ products have been seized, withdrawn, recalled, detained, or subject to a suspension of manufacturing, distribution, or commercialization activity by a Governmental Entity; (ii) no proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import refusal, or seizure of any Company or Subsidiaries product are or have been pending or threatened against the Company or any of its Subsidiaries; (iii) each product of the Company or any of its Subsidiaries has (x) been manufactured, processed, prepared, held, handled, labeled, packaged, repackaged, stored, warehoused, delivered, transported or distributed in compliance in accordance with Food Laws and current Good Manufacturing Practices as implemented in 21 C.F.R. Parts 110 and 117, as applicable, (y) been labeled, promoted, and advertised in material compliance in accordance applicable Food Laws or otherwise as permitted by Governmental Entity and applicable Law, and (z) not been adulterated or misbranded within the meaning of applicable Law; and (iv) neither the Company nor any of its Subsidiaries has received any written claim resulting in a Legal Action by a third party that the Company or any of its Subsidiaries has adulterated, misbranded, mispackaged, or mislabeled any Company or Subsidiaries product or engaged in misleading advertising for any product or any services offered to customers by or on behalf of the Company or any of its Subsidiaries.

(e)           No officer, director, employee, or agent has been, or has been threatened to be (i) subject to any proceeding under 21 U.S.C. § 335 or (ii) subject to any enforcement proceeding arising from false statements to any Governmental Entity pursuant to 18 U.S.C. § 1001 or analogous applicable Law.

Section 3.28           International Trade and Anti-Corruption.

(a)          Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of its Affiliates, officers, directors, employees, agents and other third-party representatives acting on behalf of the Company or its Subsidiaries, currently is or has been at any time since January 1, 2021: (i) a Sanctioned Person, (ii) engaged in any direct or indirect dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws, or (iii) otherwise in material violation of applicable Sanctions Laws or U.S. Export Control Laws.

(b)           The Company and its Subsidiaries, and to the Company’s Knowledge, all of their respective Affiliates, officers, directors, employees, agents and other third-party representatives acting on behalf of the Company or its Subsidiaries, are and have been, since January 1, 2021, in compliance with the provisions of the U.S. Foreign Corrupt Practices Act of 1977 and any other applicable anti-corruption laws, applicable anti-bribery laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated (“Anti-Corruption Laws”). Since January 1, 2021, either the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of its Affiliates, officers, directors, employees, and, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries has paid, offered or promised to pay, or authorized or ratified the payment or transfer, directly or indirectly, of any monies or anything of value to any Public Official for the purpose of corruptly influencing any act or decision of such Public Official or of a Governmental Entity to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage, in each case, in violation of any Anti-Corruption Laws.

Section 3.29          Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain, and have maintained without interruption, policies or binders of insurance covering risks and events and in amounts adequate, in the Company’s determination, for their respective businesses and operations. Except as set forth in Section 3.29 of the Company Disclosure Letter, such policies will not terminate as a result of the consummation of the Transactions.

Section 3.30          Related Party Transactions. Except as set forth on the Company SEC Reports, neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K.

Section 3.31          Takeover Statutes. The Company Board has taken all necessary action, including the approval of this Agreement, the Merger, and the Transactions, to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Transactions. No other so-called “fair price,” “moratorium,” “control share acquisition” or other similar takeover laws apply or purport to apply to this Agreement, the Merger, or the Transactions.

Section 3.32          Opinion of Financial Advisor. The disinterested directors of the Company Board have received an opinion of Jefferies LLC (the “Company Financial Advisor”), its financial advisor, to the effect that, as of the date of such opinion and subject to the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders (other than Parent and its Affiliates). The Company will make available to Parent, promptly following the execution of this Agreement for informational purposes only, a complete and correct copy of such written opinion. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

Section 3.33           Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.34           No Other Representations or Warranties.

(a)           Except for the express written representations and warranties made by Parent and Merger Sub in Article IV and in any certificate to be delivered by Parent and Merger Sub pursuant to this Agreement, the Company acknowledges and agrees that neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or their respective Affiliates or with respect to any other information provided to the Company or any of its Affiliates or its and their respective Representatives by or on behalf of Parent, Merger Sub or their respective Affiliates in connection with the Transactions. The Company, on its own behalf and on behalf of its Subsidiaries and Affiliates and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by Parent, Merger Sub or any of their Subsidiaries or its or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article IV and in any certificate delivered by Parent or Merger Sub pursuant to this Agreement. Without limiting the generality of the foregoing, the Company, on its own behalf and on behalf of their Subsidiaries and Affiliates and its and their respective Representatives, acknowledges and agrees that none of Parent, Merger Sub, any of its Subsidiaries or any other Person shall have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company or any of their respective Representatives, or the Company’s (or such Representatives’) use of, or the accuracy or completeness of, any representations or warranties or other information, except for the representations and warranties expressly set forth in Article IV and in any certificate delivered by Parent or Merger Sub pursuant to this Agreement, including any such information, documents, projections, forecasts or other material made available to the Company in expectation of the Merger.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 4.1            Organization and Power. Each of Parent and Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2            Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of formation and limited liability company agreements of Parent and Merger Sub, as in effect on the date of this Agreement (collectively, the “Parent Organizational Documents”). Such Parent Organizational Documents are in full force and effect. Neither Parent nor Merger Sub is in violation in any material respect of any of the provisions of the Parent Organizational Documents.

Section 4.3            Corporate Authorization. Each of Parent and Merger Sub has all necessary limited liability company power and authority to enter into this Agreement and to consummate the Transactions. Each of Parent and Merger Sub has consented to the Transactions and approved this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary limited liability company action on the part of Parent and Merger Sub.

Section 4.4            Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement, of each of Parent and Merger Sub, enforceable against them in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exceptions.

Section 4.5            Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any Approval by any Governmental Entity, other than:

(a)           the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)           any reports under the Securities Act or the Exchange Act that may be required in connection with this Agreement and the Transactions;

(c)           compliance with and filings under the HSR Act;

(d)           such other consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation, foreign investment or similar Laws in order to complete the Transactions; and

(e)           such other matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6             Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not:

(a)           contravene or conflict with, or result in any violation of or breach of, any provision of the Parent Organizational Documents;

(b)           contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or Merger Sub or by which any assets or properties of Parent or Merger Sub (“Parent Assets”) are bound, assuming that all Approvals described in Section 4.5 have been obtained or made; or

(c)           result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or Merger Sub is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), require any Approval by any Person under any Parent Contracts, or give rise to any termination, cancellation, amendment or acceleration of any rights or obligations under any Parent Contracts, in each case, with respect to Sections 4.6(b) and 4.6(c), other that (x) as set forth in Section 4.6(b) or Section 4.6(c) of the Parent Disclosure Letter, dated as of the date of this Agreement and delivered by Parent to the Company (the “Parent Disclosure Letter”), or (y) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7             Financing. Concurrently with the execution of this Agreement, Parent has delivered to the Company true and complete copies of the executed Equity Commitment Letter and Debt Commitment Letter; provided that the fee letter referred to in clause (y) of the definition of Debt Commitment Letter may be redacted with respect to economic terms in a customary manner (provided that no such redactions shall relate to conditions to the availability of the Debt Financing). As of the date of this Agreement, (i) each of the Debt Commitment Letter and the Equity Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and each other party thereto, with respect to the subject matter therein to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions, except as limited by the Bankruptcy and Equity Exceptions, (ii) neither the Debt Commitment Letter nor the Equity Commitment Letter has been amended, supplemented or modified in any manner, (iii) the commitments under the Debt Commitment Letter and the Equity Commitment Letter have not been withdrawn, rescinded, replaced or terminated, (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under the Debt Commitment Letter or the Equity Commitment Letter that would reasonably be expected, in either case, to result in the failure of the funding obligations thereunder, (v) Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing and the Equity Financing, and (vi) neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Debt Financing or the Equity Financing, other than (A) as set forth in the Debt Commitment Letter and the Equity Commitment Letter or (B) as would not reasonably be expected to adversely affect the availability, conditionality, enforceability or amount of the Debt Financing or the Equity Financing, as applicable. At the Closing, the aggregate cash proceeds of the Equity Financing and the Debt Financing will be sufficient to make all payments to be made by or on behalf of Parent on the Closing Date in accordance with the terms hereof (such payments, collectively, the “Financing Amounts”). There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing and the Debt Financing, other than the applicable Financing Conditions. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Subsidiaries be a condition to any of the obligations of Parent and Merger Sub under this Agreement.

Section 4.8            Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a limited guarantee, dated as of the date hereof, duly executed by each of (i) Sababa Holdings FREE, LLC, (ii) Rhône Partners VI L.P. and Rhône Partners VI (DE) L.P., (collectively, the “Guarantors”), in favor of the Company, in respect of Parent’s and Merger Sub’s payment obligations under this Agreement (the “Limited Guarantee”). The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantors, enforceable against the Guarantors in accordance with its terms, except as limited by except as limited by the Bankruptcy and Equity Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under the Limited Guarantee.

Section 4.9            Solvency. Subject to the satisfaction or waiver of all of the conditions to Closing contained in Article VI, after giving effect to the Merger, the incurrence of the Debt Financing and receipt of the Equity Financing and the payment of the aggregate amounts payable under Section 2.1(c)(i) and Section 2.6 and any fees or expenses payable by Parent or Merger Sub pursuant to this Agreement, Parent will be Solvent. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud present or future creditors.

Section 4.10           Litigation. As of the date hereof, (a) there is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Affiliates, and (b) there is no judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent, Merger Sub or any of their respective Affiliates, in each case, that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11          Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Company Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by Parent, Merger Sub or any of their respective Affiliates with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

Section 4.12          Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any agreements, arrangements or understandings made by or on behalf of Parent or Merger Sub.

Section 4.13          Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

Section 4.14          No Other Representations or Warranties; No Reliance. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties set forth in Article III and in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or any of their respective Affiliates or its and their respective Representatives by or on behalf of the Company or any of this Subsidiaries in connection with the Transactions. Each of Parent and Merger Sub, on its own behalf and on behalf of their Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by the Company or any of its Subsidiaries or its or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article III and in any certificate delivered by the Company pursuant to this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives, acknowledges and agrees that none of the Company, any of its Subsidiaries or any other Person shall have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub or any of their respective Representatives, or Parent’s or Merger Sub’s (or their Representatives’) use of, or the accuracy or completeness of, any representations or warranties or other information, except for the representations and warranties expressly set forth in Article III and in any certificate delivered by the Company pursuant to this Agreement, including any such information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger. Except for the representations and warranties set forth in Article III or in any certificate delivered by the Company pursuant to this Agreement, each of Parent and Merger Sub hereby acknowledges and agrees that none of the Company, its Subsidiaries or any other Person makes, or has made, any representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or its Subsidiaries or their future business, operations or affairs. Each of Parent and Merger Sub has relied solely on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any materials or information made available to Parent and/or its Representatives by or on behalf of the Company, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company pursuant to this Agreement.

Article V
COVENANTS

Section 5.1             Conduct of Business of the Company.

(a)           From and after the date of this Agreement and the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VII (the “Interim Period”), except as (w) required or expressly contemplated by this Agreement, (x) consented to in writing by Parent, (y) as required to comply with COVID-19 Measures, or (z) required by applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its operations in the ordinary course of business consistent with past practices in all material respects and (ii) maintain and preserve intact its business organization, retain the services of its present officers and key employees, and preserve the good will of its customers, suppliers and other Persons with whom it currently has contractual business relationships.

(b)           Without limiting the generality of Section 5.1(a), during the Interim Period, except as (v) required or expressly contemplated by this Agreement, (w) consented to in writing by Parent (which consent, in the case of the matters described in clauses (iv), (vi) (with regard to clause (vi), other than with respect to dispositions of capital stock of Subsidiaries), (vii) (with regard to clause (vii), other than with respect to acquisitions of capital stock or other equity securities of any Person), (x), (xi), (xiii) and (xvi) of this Section 5.1(b), shall not be unreasonably withheld, conditioned or delayed), (x) as required to comply with COVID-19 Measures, (y) required by applicable Laws or (z) set forth in Section 5.1(b) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)           amend the Company Organizational Documents or any of the Subsidiary Organizational Documents;

(ii)          do or effect any of the following actions with respect to its capital stock or other securities: (A) adjust, split, combine or reclassify its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock; (B) issue (other than with regard to or in connection with the vesting of any employee equity grants outstanding as of the date hereof or issued in compliance with this Section 5.1(b)), grant, sell, transfer, pledge or otherwise dispose of or encumber any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, including any options, warrants, stock appreciation rights, shares of restricted stock, restricted stock units, performance-based restricted stock units; (C) amend or modify any material terms of any options, warrants, restricted stock units, performance-based restricted stock units, restricted stock or other rights to acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (including, for the avoidance of doubt, by reducing the exercise price and/or extending the expiration date of any such options, warrants or other rights); or (D) enter into any agreement, arrangement or understanding with respect to the sale, issuance, voting, registration or repurchase of its capital stock or any other equity or voting securities;

(iii)          make, declare, set aside or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, except for dividends or other distributions paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(iv)         except to the extent required by applicable Law or to comply with the terms of any Company Contract, Company Benefit Plan or collective bargaining agreement in effect as of the date hereof, (A) materially increase the compensation or benefits payable to any of its directors, officers, employees or individual consultants (except, in the case of non-officer employees or consultants only, in the ordinary course of business consistent with past practices); (B) pay any material compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock, restricted stock units or performance-based restricted stock units) or grant any material severance or termination pay to any of its directors, officers, employees or individual consultants (except (x) as expressly required pursuant to any agreements, plans or policies in effect as of the date hereof, including, for the avoidance of doubt, annual bonuses for fiscal year 2023 previously approved by the Company Board, so long as (I) such annual bonuses are payable pursuant to the applicable bonus plan for fiscal year 2023 in the ordinary course of business consistent with past practices following the completion of the audit of the consolidated financial statements of the Company and its Subsidiaries for 2023 fiscal year and (II) the aggregate amount of such annual bonuses does not exceed the amount accrued in respect thereof on the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2023, which amount is set forth in Section 5.1(b) of the Company Disclosure Letter, or (y) in the case of non-officer employees or consultants only, in the ordinary course of business consistent with past practices); (C) establish, adopt, enter into, amend or terminate any material Company Benefit Plan, or take any action to accelerate the vesting, exercisability or funding of any rights under, any material Company Benefit Plan; or (D) terminate (other than for cause) the employment of or hire or promote any officer, employee or consultant with a title of Senior Vice President or above or with annual salary of $200,000 or more (except in the ordinary course of business consistent with past practices);

(v)         merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(vi)       directly or indirectly sell, lease, license, transfer, pledge or otherwise dispose of or encumber (whether by merger, consolidation, other business combination, sale or otherwise) all or any material portion of the Company Assets, including the capital stock of Subsidiaries of the Company, other than (x) as required to comply with a Company Contract in effect as of the date hereof, (y) dispositions of assets for a purchase price not to exceed $2,000,000, individually or in the aggregate, pursuant to Contracts entered into from and after the date hereof in the ordinary course of business consistent with past practices, or (z) the sale of inventory or the disposition of used or excess equipment, in each case, in the ordinary course of business consistent with past practices (for the avoidance of doubt, selling raw inventory at cost shall not be treated as in the ordinary course of business);

(vii)      directly or indirectly acquire or purchase (whether by merger, consolidation, other business combination, purchase, subscription or otherwise) any material assets or properties, including capital stock or other equity securities of any Person, other than (x) as required to comply with a Company Contract in effect as of the date hereof, (y) purchases of assets for a purchase price not to exceed $2,000,000, individually or in the aggregate, pursuant to Contracts entered into from and after the date hereof in the ordinary course of business consistent with past practices, or (z) the purchase of raw materials, supplies and equipment, in each case, in the ordinary course of business consistent with past practices;

(viii)       (A) incur any indebtedness, issue any debt securities, (B) assume, guarantee or endorse, or otherwise as an accommodation become liable or responsible for (whether directly, contingently or otherwise), any indebtedness of any Person (other than a wholly owned Subsidiary of the Company), or (C) redeem, repurchase, cancel or otherwise acquire any indebtedness (directly, contingently or otherwise), except, in each case, for (1) borrowings under the Company’s credit facilities in existence as of the date of this Agreement, (2) letters of credit issued for the benefit of Company vendors in the ordinary course of business consistent with past practices and (3) capital leases entered into in the ordinary course of business consistent with past practices;

(ix)          make any loans, advances or capital contributions to, or investments in, any other Person, except in the ordinary course of business consistent with past practices;

(x)           terminate or cancel, or agree to any material amendment to or waiver under, any Company Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Contract, in each case, other than (A) in the ordinary course of business consistent with past practices and (B) renewals or extensions of any existing Company Contracts (and amendments that accompany such renewals or extensions) on terms that are consistent in all material respects with the terms of the applicable Company Contract as of the date hereof;

(xi)          make or authorize any capital expenditures in excess of $1,000,000, individually or in the aggregate;

(xii)        adopt or implement any change in its accounting policies, practices, principles, methods or procedures, other than as required by GAAP or applicable Law;

(xiii)        waive, release, assign, settle or compromise any material rights, claims, litigation or proceedings, other than the payment, or satisfaction, in the ordinary course of business consistent with past practices, of Liabilities reflected or reserved against in the financial statements of the Company and its consolidated Subsidiaries included in or incorporated by reference into the Company SEC Reports;

(xiv)        implement or announce any mass layoffs, plant closings, or other such actions that would implicate WARN or any similar federal, state local or foreign Law;

(xv)       waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or similar obligations of any current or former officer, employee or consultant, except, solely in respect of rank-and-file non-management current or former employees or consultants, in the ordinary course of business consistent with past practices, or forego enforcement of any such obligations under any existing agreement or arrangement, to the extent the Company has Knowledge of a breach of such restrictions;

(xvi)       enter into any Contract that would limit or otherwise restrict in any material respect the Company or any of its Subsidiaries (or any of their successors) from engaging or competing in any line of business or in any geographic area, other than in the ordinary course of business consistent with past practices;

(xvii)       make, change or revoke any Tax election, other than in the ordinary course of business consistent with past practices, settle or compromise any material federal, state, local or foreign Tax liability, enter into any “closing agreement” or other agreement relating to Taxes with any Governmental Entity, apply for any Tax ruling, adopt or change any Tax accounting period or method (except as otherwise required by Law), surrender any right to claim a material refund of Taxes, agree to any extension or waiver regarding the application of the statute of limitations with respect to any Taxes or Tax Returns, make an amendment to any material Tax Return, or fail to timely pay any material Tax (including any estimated Tax) when due;

(xviii)      fail to maintain insurance in such amounts and against such risks and losses as is maintained in all material respects by the Company and its Subsidiaries as of the date hereof;

(xix)        take any action that could reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions; or

(xx)         authorize, propose or commit to do any of the foregoing.

Section 5.2             Conduct of Business of Parent and Merger Sub. During the Interim Period, except as consented to in writing by the Company, each of Parent and Merger Sub shall not, and shall cause each of their respective Affiliates not to, take any action that could reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions.

Section 5.3            No Control. Nothing contained in this Agreement shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4             Access to Information; Minutes; Confidentiality.

(a)           During the Interim Period, the Company shall, and shall cause its Subsidiaries, to (i) provide to Parent and its Representatives access at reasonable times, upon at least seventy-two (72) hours prior notice, to the Company’s officers, employees, agents, properties, books and records (including, for the avoidance of doubt, the Company Board (including any committee thereof) minutes and other meeting materials) of the Company and its Subsidiaries, and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request from time to time; provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (A) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); (B) result in the loss of any attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (C) violate any Law (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 5.4(a) or otherwise to the extent such access or information is reasonably pertinent to a litigation or investigation by a Governmental Entity where the Company or any of its Affiliates, on the one hand, is reasonably deemed to be adverse to Parent or any Parent Affiliated Person, on the other hand. No investigation conducted under this Section 5.4(a), however, will affect or be deemed to modify any representation or warranty made by the Company in this Agreement.

(b)          Promptly after the date of this Agreement, the Company shall make available to Parent true, correct and complete copies of the minutes of all meetings of the Company Board and each committee of the Company Board (other than any minutes related to matters pertaining to the Transactions, any Takeover Proposal or Alternative Acquisition Agreement or any matters relating to the Parent Affiliated Persons or any Person affiliated therewith) held since January 1, 2021.

(c)           Parent and the Company shall comply, and shall cause their respective Representatives to comply, with all of their respective obligations under the Confidentiality Agreement, dated August 14, 2023, by and between Sababa Holdings FREE, LLC and the Company, as the same may be amended or amended and restated (the “Confidentiality Agreement”), and if this Agreement is terminated prior to the Effective Time, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms prior to giving effect to the execution of this Agreement.

Section 5.5             No Solicitation.

(a)           During the Interim Period, except as specifically permitted by this Section 5.5, the Company shall not, and shall cause each of its Subsidiaries, directors, executive officers, or controlled Affiliates not to, and shall instruct its other Representatives not to, directly or indirectly:

(i)           solicit, initiate, propose, cause (including by providing information), induce the making, submission or announcement of, or take any action designed to, or which could reasonably be expected to, facilitate, encourage or assist, directly or indirectly, any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to, any Takeover Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.5 (such as answering unsolicited phone calls) shall not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.5);

(ii)          initiate, enter into, participate or engage in discussions or negotiations with any Person with respect to a Takeover Proposal;

(iii)         furnish or otherwise disclose any non-public information relating to the Company or any of its Subsidiaries or the Company Assets, or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries, in each case, to any Person that has made or, to the Knowledge of the Company, may be evaluating or considering making any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal, or otherwise with the intent to induce, facilitate, encourage or assist the making, submission or announcement of, any Takeover Proposal;

(iv)        accept, approve, publicly endorse, publicly recommend or enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement, option agreement, joint venture agreement, partnership agreement or other agreement, arrangement or understanding, in each instance, relating to any Takeover Proposal (each, an “Alternative Acquisition Agreement”);

(v)         take any other action inconsistent with the obligations of the Company under this Section 5.5, except as specifically permitted by this Section 5.5; or

(vi)         resolve, agree, or propose, or publicly announce an intention to, do any of the foregoing.

(b)           From and after the date of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately (i) cease any existing solicitations, discussions or negotiations with any Person or its Representatives with respect to any Takeover Proposal, (ii) other than in the ordinary course of business consistent with past practices, cease providing any non-public information to any Person or its Representatives with respect to the Company, any of the Company’s Subsidiaries, the Company Assets or any Takeover Proposal, (iii) terminate all existing access of any Person or its Representatives to any physical or electronic data room (or any other diligence access to the business, properties, assets, books, records and personnel of the Company or its Subsidiaries) maintained in connection with the purpose of facilitating, encouraging or assisting (or that could reasonably be expected to facilitate, encourage or assist) a Takeover Proposal and (iv) instruct each Person (other than Parent and its Representatives) that has entered into a confidentiality agreement in connection with such Person’s consideration of any Takeover Proposal to return or destroy (and cause its Representatives to return or destroy) all confidential information provided thereunder. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.5.

(c)           During the Interim Period, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any inquiries, offers or proposals or requests for non-public information or discussions, in each case, that constitute or could reasonably be expected to lead to any Takeover Proposal, or any material revisions to the terms and conditions of any Takeover Proposal or (ii) any requests for non-public information or discussions that could reasonably be expected to be related to a Takeover Proposal, are received by the Company, the Company’s Subsidiaries or any of its or their respective Representatives. Such notice shall include (i) the identity of the Person or Persons making such inquiries, offers or proposals or requests, (ii) a summary of the material terms and conditions of such inquiries, offers or proposals or requests. Thereafter, the Company shall keep Parent reasonably informed, on a reasonably prompt basis, of the status of any such inquiries, offers or proposals or requests (including any amendments thereto and any new, amended or revised written materials relating to such inquiries, offers or proposals or requests provided to the Company, the Company’s Subsidiaries or its or their respective Representatives).

(d)           During the Interim Period, except as specifically permitted by this Section 5.5, neither the Company Board nor the Company Special Committee shall: (i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Special Committee Recommendation or the Company Board Recommendation, in each case, in a manner adverse to Parent (it being understood that it shall be considered a modification of the Company Special Committee Recommendation or the Company Board Recommendation adverse to Parent if (A) any Takeover Proposal structured as a tender or exchange offer is commenced by a Person other than a Parent Affiliated Person and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company Stockholders in any solicitation or recommendation statement on Schedule 14D-9 filed by the Company with the SEC in connection with such tender offer or exchange offer, or (B) any Takeover Proposal is publicly announced by a Person other than a Parent Affiliated Person (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within ten (10) Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation); (ii) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) any Takeover Proposal by a Person other than a Parent Affiliated Person; (iii) fail to include the Company Board Recommendation in the Company Proxy Statement (any action described in the foregoing clauses (i) through (iii), a “Company Board Recommendation Change”); or (iv) resolve or agree to do any of the foregoing.

(e)           Notwithstanding anything to the contrary contained in this Section 5.5, subject to the Company’s compliance with the provisions of this Section 5.5(e) and prior to obtaining the Company Requisite Vote, the Company (and its Representatives) may engage in discussions or negotiations with, or furnish or disclose non-public information relating to the Company or any of its Subsidiaries or give access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to, any Person who has made a bona fide, written and unsolicited Takeover Proposal, if, and only if: (A) the Company has not in any material respect breached its obligations under this Section 5.5; (B) the Company Board has determined, based on the information then available and after consultation with outside legal counsel and the Company Financial Advisor, that (1) such Takeover Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and (2) the failure to take such action would be reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company has entered into an Acceptable Confidentiality Agreement with the Person that has made such Takeover Proposal; and (D) any non-public information relating to the Company or its Subsidiaries provided or made available to such Person shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (but in any event within forty-eight (48) hours) after such information is provided or made available to such Person. From and after the date hereof, the Company shall promptly (and in any event within forty-eight (48) hours after such determination) advise Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations relating to any Takeover Proposal pursuant to this Section 5.5(e).

(f)            Notwithstanding anything to the contrary contained in this Section 5.5, subject to the Company’s compliance with the provisions of this Section 5.5(f), if, prior to obtaining the Company Requisite Vote, the Company has received a bona fide, written and unsolicited Takeover Proposal and the Company Board has determined, after consultation with outside legal counsel and the Company Financial Advisor, that such Takeover Proposal constitutes a Superior Proposal, then (i) the Company Board may effect a Company Board Recommendation Change with respect to such Superior Proposal, (ii) the Company may terminate this Agreement pursuant to Section 7.4(a) and enter into an Alternative Acquisition Agreement providing for the implementation of such Superior Proposal and/or (iii) take any action otherwise expressly prohibited by Section 5.5(i), in each case, if, and only if: (A) the Company has not in any material respect breached its obligations under this Section 5.5; (B) the Company Board has determined, after consultation with outside legal counsel, that the failure to take such action would be reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company shall have provided to Parent at least four (4) Business Days’ prior written notice (the “Superior Proposal Notice Period”) to the effect that the Company Board intends to take such action, which notice shall specify the basis for such proposed action and describe the material terms and conditions of such Takeover Proposal in reasonable detail; provided, however, that in the event of any material modifications to such Takeover Proposal (it being understood that any change to the financial terms of such Takeover Proposal shall be deemed a material modification), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.5(f) with respect to such new written notice (it being understood that the “Superior Proposal Notice Period” in respect of such new written notice shall be two (2) Business Days from Parent’s receipt of such new written notice); (D) during the Superior Proposal Notice Period, the Company shall have, and shall have caused its Representatives to have, negotiated with Parent and its Representatives (if Parent wishes to so negotiate) reasonably and in good faith in furtherance of making such amendments or adjustments to the terms and conditions of this Agreement as would cause the applicable Takeover Proposal to no longer constitute, in the determination of the Company Board, a Superior Proposal; and (E) after the conclusion of the Superior Proposal Notice Period, the Company Board has determined, after consultation with outside legal counsel and the Company Financial Advisor and taking into account any amendments or adjustments to the terms and conditions of the Agreement proposed by Parent, that (1) that such Takeover Proposal continues to constitute a Superior Proposal and (2) the failure to effect a Company Board Recommendation Change with respect to such Superior Proposal and/or terminate this Agreement and enter into an Alternative Acquisition Agreement providing for the implementation of such Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(g)           Notwithstanding anything to the contrary set forth in this Section 5.5, subject to the Company’s compliance with the provisions of this Section 5.5(g), prior to obtaining the Company Requisite Vote, the Company Board may effect a Company Board Recommendation Change in response to any Intervening Event if, and only if: (A) the Company Board has determined, after consultation with outside legal counsel, that the failure to make such a Company Board Recommendation Change would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law, (B) the Company shall have provided to Parent at least four (4) Business Days’ prior written notice (the “Intervening Event Notice Period”) to the effect that the Company Board intends to make such Company Board Recommendation Change, which notice shall specify the basis for such action and describe the facts and circumstances of such Intervening Event in reasonable detail, (C) during the Intervening Event Notice Period, the Company shall have, and shall have caused its Representatives to have, negotiated with Parent and its Representatives (if Parent wishes to so negotiate) reasonably and in good faith in furtherance of making such amendments or adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger, (D) after the conclusion of the Intervening Event Notice Period, the Company Board has determined, after consultation with outside legal counsel and taking into account any amendments or adjustments to the terms and conditions of the Agreement proposed by Parent, that the failure to make such a Company Board Recommendation Change would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(h)           Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer that is required by Law), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the Company Stockholders that the Company Board has determined, after consultation with outside counsel, are required by applicable securities Laws with regard to the Transactions or an Acquisition Proposal, and any a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act by the Company or the Company Board shall not be deemed to be a Company Board Recommendation Change.

(i)           Except as otherwise expressly permitted by this Section 5.5, during the Interim Period, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, (ii) grant any waiver, amendment or release under any “anti-takeover” Laws, (iii) exempt any Person other than Parent, any Parent Affiliated Person, or any of their respective Affiliates from the provisions of Section 203 of the DGCL or (iv) resolve, agree or propose to do any of the foregoing.

Section 5.6             Notices of Certain Events.

(a)           The Company shall notify Parent as promptly as practicable of (i) any notice or other communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Entity in connection with the Transactions, or (iii) any Legal Actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries.

(b)           Parent shall notify the Company as promptly as practicable of (i) any notice or other communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Entity in connection with the Transactions, (ii) any Legal Actions threatened or commenced against or otherwise affecting Parent or Merger Sub.

Section 5.7             Proxy Statement; Schedule 13E-3.

(a)           As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and cause to be filed with the SEC the Company Proxy Statement in preliminary form. The Company shall cause the Company Proxy Statement to comply as to form and substance in all material respects with the requirements of applicable Laws. The Company shall not file the Company Proxy Statement or any other Company Proxy Materials with the SEC without providing Parent and Merger Sub, and their counsel, a reasonable opportunity to review and provide reasonable comments thereon, which comments shall be considered by the Company in good faith and shall not be unreasonably rejected. Parent shall furnish all information concerning Parent, Merger Sub and Parent’s Affiliates, and provide such other assistance, as the Company or its Representatives may reasonably request in connection with the preparation of the Company Proxy Statement; provided, that the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, Merger Sub, Parent’s Affiliates (other than the Company and its Subsidiaries) or their respective Representatives for inclusion or incorporation by reference in the Company Proxy Statement. As promptly as reasonably practicable after the execution of this Agreement, the Company and Parent shall jointly prepare and file with the SEC a Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the Company’s stockholders (the “Schedule 13E-3”). As promptly as reasonably practicable after the SEC confirms orally or in writing that it has no further comments to the Company Proxy Statement or that it does not intend to review the Company Proxy Statement (the “Clearance Date”), the Company shall file a definitive Company Proxy Statement with the SEC and shall mail notice of the Company Stockholders Meeting and the Company Proxy Statement (collectively, the “Company Proxy Materials”) to the Company Stockholders.

(b)           The Company Proxy Statement shall include the Company Board Recommendation, except to the extent that (i) the Company Special Committee shall have withdrawn, modified or amended the Company Special Committee Recommendation or the Company Board shall have withdrawn, modified or amended the Company Board Recommendation, in each case, in accordance with Section 5.5(f) or (ii) the Company terminates this Agreement as provided in Section 5.5(f) pursuant to Section 7.4(a).

(c)           To the fullest extent permitted by applicable Law, no amendment or supplement to the Company Proxy Statement shall be made without the approval of Parent, which approval shall not be unreasonably withheld, delayed or conditioned. The Company shall promptly advise Parent upon becoming aware of any comments, responses or requests from the SEC relating to the Company Proxy Materials, this Agreement, or the Transactions. To the fullest extent permitted by applicable Law, no amendment or supplement to the Schedule 13E-3 shall be made without the approval of the Company Board, which approval shall not be unreasonably withheld, delayed or conditioned. Parent shall promptly advise the Company upon becoming aware of any comments, responses or requests from the SEC relating to the Schedule 13E-3, this Agreement, or the Transactions.

(d)           The information supplied by the Parties for inclusion in the Company Proxy Statement and Schedule 13E-3 shall not, at (i) the time the Company Proxy Materials (or any amendment of or supplement to the Company Proxy Materials) are mailed to the Company Stockholders, (ii) the time of the Company Stockholders Meeting and (iii) the Effective Time, contain any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, (i) any information relating to the Company or any of its Subsidiaries should be discovered by the Company or any of its Subsidiaries that should be set forth in an amendment or a supplement to the Company Proxy Statement or Schedule 13E-3 so that the Company Proxy Statement or Schedule 13E-3 would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly inform Parent and (ii) any information relating to Parent or Merger Sub should be discovered by Parent or Merger Sub that should be set forth in an amendment or supplement to the Company Proxy Statement or Schedule 13E-3 so that the Company Proxy Statement or Schedule 13E-3 would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, Parent shall promptly inform the Company; provided, that (A) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its controlled Affiliates (other than the Company and its Subsidiaries) or their respective Representatives for inclusion or incorporation by reference in the Company Proxy Statement or the Schedule 13E-3 and (B) Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Company Proxy Statement or the Schedule 13E-3. All documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act. All documents that Parent is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the DLLCA, the Securities Act and the Exchange Act.

Section 5.8            Company Stockholders Meeting. The Company shall take all lawful action necessary to call and hold the Company Stockholders Meeting as promptly as reasonably practicable after the Clearance Date and following the mailing of the Company Proxy Materials to the Company Stockholders. Subject to the Company Board’s fiduciary obligations under applicable Law, the Company shall use its commercially reasonable efforts (including engaging a nationally recognized proxy solicitation firm) to solicit or cause to be solicited from the Company Stockholders proxies in favor of the adoption of this Agreement and to secure the Company Requisite Vote. The Company shall not adjourn or postpone the Company Stockholders Meeting without the prior written consent of Parent; provided, however, subject at all times to the requirement of the Company to duly call and hold the Company Stockholders Meeting as promptly as reasonably practicable for the purpose of obtaining the Company Requisite Vote, nothing will prevent the Company from postponing or adjourning the Company Stockholders Meeting, after consultation with Parent: (i) for up to ten (10) Business Days, to allow additional solicitation of votes in order to obtain the Company Requisite Vote; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting; (iii) if the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law or a request from the SEC or its staff; or (iv) in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change) that, after consultation with outside legal counsel, the Company Board has determined is required in the discharge of its fiduciary duties under applicable Law; provided that the Company shall not be permitted to adjourn or postpone the Company Stockholders Meeting to a date after seven (7) Business Days prior to the Outside Date. To the fullest extent permitted by applicable Law, the Company shall, if requested by Parent, postpone or adjourn the Company Stockholders Meeting (A) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting or (B) to allow additional solicitation of votes in order to obtain the Company Requisite Vote. To the fullest extent permitted by applicable Law, the Company agrees that no matters will be brought before the Company Stockholders Meeting other than the adoption of this Agreement and any related and customary procedural matters. To the fullest extent permitted by applicable Law, the Company shall not, unless required by applicable Law, change the record date for determining the Company Stockholders entitled to notice of and to vote at the Company Stockholders Meeting without the prior written consent of Parent, and any postponement or adjournment of the Company Stockholders Meeting shall be effected, to the extent practicable, in a manner that does not require the Company to establish a new record date. The Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to promptly advise Parent as to the aggregate tally of the proxies received by the Company with respect to the Company Requisite Vote. Except as otherwise expressly provided in this Agreement, the Company’s obligations pursuant to this Section 5.8, including the Company’s obligation to hold the Company Stockholders Meeting, shall not be affected by the notice, commencement, public proposal, public disclosure or communication to the Company, Parent or any other Person of any Takeover Proposal, or the making of a Company Board Recommendation Change; provided, however, that if the public announcement of a Company Board Recommendation Change occurs less than ten (10) Business Days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten (10) Business Days after such public announcement.

Section 5.9             Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all lawful actions, and do or cause to be done all lawful things, necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Company of shares of Company Common Stock from the Nasdaq and the deregistration of the shares of Company Common Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.10           Directors’ and Officers’ Indemnification and Insurance.

(a)           The rights to indemnification, advancements and exculpation from liability for acts or omissions occurring at or prior to the Effective Time existing in favor of any present or former director, officer, employee or agent of the Company or any of its Subsidiaries (collectively, the “Indemnified Persons” and each, an “Indemnified Person”) under the Company Organizational Documents, the Subsidiary Organizational Documents or in any agreement between any Indemnified Person and the Company or any Subsidiary of the Company shall survive the Effective Time and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Time. Without limiting the foregoing, from and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each Indemnified Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), by reason of the fact that the Indemnified Person is or was a director, officer or employee of the Company or any Subsidiary or is or was serving at the request of the Company or any Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding prior to the final disposition thereof from the Surviving Company within thirty (30) days of receipt by the Surviving Company from the Indemnified Person of a written claim therefor; provided that the Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Indemnified Person is not entitled to indemnification.

(b)           The Surviving Company shall maintain in effect for at least six (6) years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however, that if the Surviving Company is unable to obtain the insurance coverage required under the prior sentence, the Surviving Company shall obtain as much comparable insurance coverage as possible for each year within such six-year period. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Parent or the Surviving Company on or prior to the Effective Time, which policies provide directors and officers with coverage substantially similar in scope and amount to the coverage available to them under the policies currently in place (but excluding cyber ransomware coverage), for an aggregate period of six years with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such directors and officers. Prior to the Closing, the Company and Parent shall cooperate to obtain such “tail” coverage (of at least the same coverage and amounts (but excluding cyber ransomware coverage) and containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time, in the reasonable judgment of the Company Special Committee) at the lowest total premium available (it being understood that if the Parties are unable to obtain such “tail” coverage at a lower premium than the quote previously obtained by the Company and provided to Parent, then the foregoing shall not preclude the Company from purchasing such “tail” coverage at such previously quoted premium).

(c)           The provisions of this Section 5.10 (i) shall survive consummation of the Transactions, (ii) are intended to be for the benefit of, and will be enforceable by, each Indemnified Person, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)           From and after the Effective Time, neither Parent nor the Surviving Company shall take any action to amend, modify or circumvent any obligations to any officers or directors of the Company under any indemnification agreement, applicable Laws or otherwise that are in existence as of immediately prior to the Effective Time.

(e)           From and after the Effective Time, Parent shall cause the prompt payment of the obligations of the Surviving Company and its Subsidiaries under this Section 5.10, including any obligations of the Company under any indemnification agreement with any officers or directors of the Company in existence as of immediately prior to the Effective Time.

(f)           In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or mergers into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all of substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provisions to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.10, including any obligations of the Company under any indemnification agreement with any officers or directors of the Company in existence as of immediately prior to the Effective Time.

Section 5.11           Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, during the Interim Period, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all lawful action, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, as promptly as practicable, all lawful things necessary, proper or advisable under applicable Laws and regulations to ensure that the conditions set forth in Article VI are satisfied and to consummate the Transactions no later than the Outside Date. If, at any time after the Effective Time, any further lawful action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each Party shall take all such necessary lawful action.

Section 5.12           Consents; Filings; Further Action.

(a)           Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the Parties shall use its respective reasonable best efforts to (i) obtain any Approvals required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Transactions and (ii) make any necessary filings and notifications as promptly as reasonably practicable following the date of this Agreement, and thereafter make any other submissions either required or deemed appropriate by each of the Parties, with respect to the Transactions required under (A) the Securities Act, the Exchange Act and state securities or “blue sky” Laws, (B) any applicable competition and antitrust Laws, including the HSR Act, (C) the DGCL and the DLLCA, (D) any other applicable Laws and (E) the rules and regulations of Nasdaq. Parent shall be responsible for paying all filing fees required to be paid in connection with any of the aforementioned filings under the HSR Act or any other antitrust or competition Laws. The Parties shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all such documents to the non-filing Party and its advisors prior to filing, and none of the Parties shall file any such document if any of the other Parties shall have reasonably objected to the filing of such document. None of the Parties shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Entity without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed.

(b)           Each of the Parties shall promptly inform the other Parties of any notice or other communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the Transactions. If any of the Parties or their respective Affiliate receives a request for additional information or documentary material from any such Governmental Entity with respect to the Transactions, then such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. Parent shall advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Entity in connection with the Transactions. In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Transactions under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or Governmental Entity or any multinational authority.

(c)           Notwithstanding the foregoing, the reasonable best efforts of Parent under this Section 5.12 shall not require Parent or the Company, in connection with the receipt of any regulatory Approval, to offer or agree to (i) sell or hold separate and agree to sell, divest or to discontinue or limit, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of the Parent, the Company or any of their respective Affiliates (or to consent to any sale, or agreement to sell, or discontinuance or limitation by Parent or the Company, as the case may be, of any of its assets or businesses) or (ii) agree to any conditions relating to, or changes or restriction in, the operations of any such asset or businesses, in either case, which could reasonably be expected, individually or in the aggregate, to (A) be materially adverse to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, either before or after giving effect to the Merger, or (B) materially and adversely impact the economic, business or other benefits of the Transactions to such Party.

(d)           During the Interim Period, neither Parent nor any of its Subsidiaries or Affiliates shall enter into, negotiate, agree to, or otherwise engage in any transaction, including any acquisition, merger, license agreement, or other arrangement if doing so would reasonably be expected to increase the risk of (i) delaying, limiting, preventing, or otherwise constraining the Closing or the receipt of any Approvals from any Governmental Entities required for the consummation of the Transactions, (ii) not obtaining any Approvals from any Governmental Entities required for the consummation of the Transactions, or (iii) not satisfying any of the conditions set forth Article VI hereto.

Section 5.13          Public Announcements. Except with respect to any Company Board Recommendation Change or announcement made with respect to any Takeover Proposal, Superior Proposal, Intervening Event or related matters in accordance with the terms of this Agreement, or any Legal Action between the parties relating to this Agreement or the Transactions, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not, and shall cause their respective Affiliates to not, issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the requirements of Nasdaq, in which case the issuing Party shall use its commercially reasonable efforts to consult with the other Parties before issuing any such release or making any such public statement.

Section 5.14          Fees, Costs and Expenses. Except as otherwise expressly provided in this Agreement, if the Merger is not consummated, all expenses (including those payable to counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by any Party or on its behalf (collectively, “Expenses”) in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that (i) if the Merger is consummated, all of the Company’s Expenses, to the extent not paid at or prior to the Closing in accordance with Section 2.8, shall become Liabilities of the Surviving Company, and (ii) all costs, fees and expenses incurred by the Company (A) in connection with the filing, printing and mailing of the Company Proxy Materials and (B) with regard to proxy solicitation (to the extent applicable) shall be shared equally by the Company and Parent (it being understood, for the avoidance of doubt, that such costs, fees and expenses shall not include those payable to counsel, accountants, investment bankers or other advisors to the Company or any of its Affiliates (other than the proxy solicitors)).

Section 5.15          Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company shall take all necessary lawful action to ensure that such Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.16           Defense of Litigation. The Company shall not settle or offer to settle any Legal Action against the Company, any of its Subsidiaries or any of their respective present or former directors or officers by any Company Stockholder arising out of or relating to this Agreement or the Transactions (“Stockholder Litigation”) without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall (a) promptly notify Parent of any Stockholder Litigation and keep Parent reasonably and promptly informed (including by providing copies of all pleadings with respect thereto) with respect to the status thereof, (b) give Parent reasonable opportunity to participate in the defense or settlement of any Stockholder Litigation, (c) consult in good faith with Parent with respect to the defense, settlement and prosecution of any Stockholder Litigation and (d) direct its counsel to consider in good faith Parent’s advice, comments, recommendations and suggestions relating to proposed strategy and other significant decisions with respect to such Stockholder Litigation. The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the Transactions, and the Company shall consider in good faith Parent’s advice and recommendations with respect to any such effort to restrain, enjoin, prohibit or otherwise oppose the Transactions.

Section 5.17         Tax Matters. During the Interim Period, the Company and its Subsidiaries shall: (a) properly prepare, in the ordinary course of business consistent with past practices, and timely file all material Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”); (b) consult with Parent with respect to all Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than twenty (20) days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed and incorporate any reasonable comments made by Parent thereto and received by the Company at least ten (10) days prior to the date (including extensions) on which such Post-Signing Return is required to be filed; (c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed; (d) properly reserve (and reflect such reserve in its books and records and financial statements), in the ordinary course of business consistent with past practices, for all material Taxes payable by the Company and its Subsidiaries for which no Post-Signing Return is due prior to the Effective Time; (e) promptly notify Parent of any Legal Actions pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims, and not settle or compromise any such Tax matter or Legal Action without Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed); and (f) except as otherwise required by applicable Law, not make, change or revoke any Tax election or adopt or change an tax accounting method without Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.18          Maintenance and Prosecution of Intellectual Property.

(a)           The Company shall take commercially reasonable actions to protect and maintain the Company Intellectual Property.

Section 5.19          Financing.

(a)           Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to consummate the Equity Financing on the Closing Date, and Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing in an amount necessary, together with the Equity Financing, to fund the Financing Amounts and to consummate the Debt Financing on the Closing Date, including the following:

(i)           maintaining in full force and effect the Debt Commitment Letter and not permitting any amendment or modification to be made to, not consenting to any termination or waiver of any provision or remedy under, and not replacing, the Debt Commitment Letter (other than as contemplated by the Debt Commitment Letter, as of the date hereof), in any case if such amendment, modification, waiver or replacement: (A) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (unless an equal amount from alternative financing sources is then made available on a committed basis subject to no additional conditions to funding) to an amount, together with the Equity Financing, less than what is necessary to fund the Financing Amounts or (B) imposes new or additional conditions to the funding of any of the Debt Financing in a manner that would reasonably be expected to delay or prevent the Closing (it being understood, for the avoidance of doubt, that Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof);

(ii)           causing the Equity Financing to be consummated upon satisfaction of the Financing Conditions contained in the Equity Commitment Letter;

(iii)          satisfying on a timely basis (or, if available, obtain waivers of) the Financing Conditions;

(iv)          negotiating, executing and delivering Debt Financing Documents that reflect and are consistent with the terms contained in the Debt Commitment Letter or on such other terms acceptable to the Financing Sources; and

(v)          in the event that the conditions set forth in Section 6.1 and Section 6.3 have been satisfied, or upon funding of the Debt Financing would be satisfied, causing the full amount of the Financing to be funded at or prior to the Closing.

(b)           Parent shall not amend, modify, waive or replace, or agree to amend, modify, waive or replace (in any case whether by action or inaction) any term of the Equity Commitment Letter without the prior written consent of the Company.

(c)           Upon request of the Company, (i) Parent shall provide copies of all material agreements and other documents relating to the Debt Financing to the Company; provided that only a redacted version of the Fee Letter (with such redaction to be reasonably acceptable to the Debt Financing Sources) may be disclosed to the Company, and (ii) keep the Company informed in reasonable detail of the status of its efforts to arrange the Debt Financing and any material developments with respect to the Debt Financing.

(d)           Neither Parent nor any of its Affiliates shall take any action that would reasonably be expected to materially delay or prevent the consummation of the Debt Financing or the Equity Financing.

(e)           In the event that (i) the commitments with respect to all or any portion of the Debt Financing shall have expired or been terminated, (ii) all or any portion of the Debt Financing shall have become unavailable for any reason or (iii) any party to the Debt Commitment Letter shall have materially breached or repudiated its obligations thereunder, in each case, such that the Financing Amounts shall not be able to be satisfied at the Closing, Parent shall promptly notify the Company of any such event (to the extent Parent becomes aware thereof) and shall use commercially reasonable efforts to obtain, as promptly as practicable and in any event prior to the Outside Date, alternative debt financing on terms at least as favorable to Parent as the terms of the Debt Commitment Letter or as are reasonably available for financings of the type contemplated by the Debt Commitment Letter in the debt markets at such time (“Debt Replacement Financing”), in an amount that, together with the Equity Financing and all other funds available to Parent, will be sufficient to pay the Financing Amounts. Any Debt Replacement financing shall be subject to the same obligations as set forth in this Section 5.19 with respect to the Debt Financing.

Section 5.20           Debt Financing Cooperation.

(a)           The Company shall use, and shall cause each of its Subsidiaries to use, commercially reasonable efforts to provide such cooperation in connection with the arrangement of the Debt Financing as is customary for similar debt financings and is reasonably requested by Parent. Such assistance shall include the following, each of which shall be at Parent’s sole cost and expense:

(i)           participation by the senior management team of the Company in the customary marketing activities undertaken in connection with assignments permitted under the Debt Commitment Letter, including (A) due diligence sessions related thereto and (B) meetings with prospective lenders and debt investors (each of which may be conducted by conference call);

(ii)           participation by senior management of the Company in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies required in connection with the Debt Financing (including customary authorization letters), if necessary;

(iii)         delivery to Parent of (A) the Financing Information and (B) from time to time, other pertinent and customary information regarding the Company and its Subsidiaries reasonably requested by the Financing Sources and reasonably available to the Company;

(iv)         participation by senior management of the Company in the negotiation and furnishing of the Debt Financing Documents as may be reasonably requested by Parent; provided that such Debt Financing Documents shall be effective no earlier than as of the Effective Time;

(v)           cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonable and customary;

(vi)         reasonably facilitating the taking of all corporate actions, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Parent (or its Subsidiaries) immediately after; provided, that no such action shall be required of the Company Board and/or any committee thereof, in any case, which is effective prior to the Effective Time; and

(vii)        providing any information about the Company required by any of the Financing Sources to comply with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act at least four (4) Business Days prior to the Closing, to the extent requested by Parent within nine (9) Business Days prior to the Closing;

provided, however, that (1) other than customary authorization letters (if any), no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument shall be effective until the Closing; (2) other than customary authorization letters (if any), none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing), that does not terminate without liability to the Company upon the termination of this Agreement or that would be effective prior to the Effective Time; and (3) the foregoing provisions shall not require cooperation to the extent it would (I) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (II) cause any condition to Closing to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder), (III) cause the Company or any of its Subsidiaries to incur any liability in connection with or related to the Debt Financing prior to the Effective Time, (IV) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default under, any Laws, under any material Contract or under any confidentiality arrangement to which the Company or any of its Subsidiaries is a party in effect on the date hereof, (V) require the Company to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or (VI) require the Company or any of its Subsidiaries to make any representations, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has determined that such representation, warranty or certification is not true. Notwithstanding anything to the contrary elsewhere in this Agreement, neither the Company nor any Subsidiary thereof shall be required to pay any commitment or other similar fee or make any other payment or incur any other expense or liability or provide or agree to provide any indemnity in connection with the Debt Financing that is effective prior to the Effective Time.

(b)            The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties; provided, that (x) the Company shall promptly communicate in writing its comments, if any, to Parent and its counsel and (y) Parent and its counsel shall give due regard and consideration to any such comments of the Company. Notwithstanding the foregoing, Parent shall be solely responsible for the content of any such marketing materials.

(c)            Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with any assistance or activities provided pursuant to Section 5.20(a), except to the extent such losses are suffered or incurred (i) as a result of any such Person’s bad faith, gross negligence, willful misconduct or fraud, as applicable, or (ii) as a result of any material errors, omission, misstatements or inaccuracies contained in any written information (including any of the Financial Statements or any other historical financial information). Promptly upon the termination of this Agreement pursuant to Section 7.1, Parent shall reimburse the Company for all reasonable and documented out-of-pocket third-party costs and expenses incurred by the Company in connection with the cooperation under Section 5.20(a); provided, that the Company shall not incur such expenses in excess of $25,000 in the aggregate without Parent’s prior written consent.

(d)            All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent or its representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential investors and lenders and their respective general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives, as necessary and consistent with customary practices in connection with the Debt Financing, in each case, subject to customary confidentiality undertakings with respect to such information.

(e)            The Company and its Subsidiaries consents to the use of their logos by Parent, the Financing Sources and their respective representatives in connection with the Debt Financing in a manner customary for such financing transactions; provided, that such logos are used solely in a manner that is not intended to or reasonably expected to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries.

Section 5.21           Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or required to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Prior to taking the actions required by this Section 5.21, the Company will provide Parent copies of resolutions or other documentation with respect to such actions and the Company shall give consideration to all reasonable additions, deletions or changes thereto suggested by Parent.

Section 5.22           FIRPTA. On or prior to the Closing Date, the Company shall deliver to Parent a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c)(3) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, together with a signed notice as contemplated by Treasury Regulation Section 1.897-2(h), which Parent shall cause the Company to file with the Internal Revenue Service after the Closing.

Section 5.23           Payoff Letters; Lien Releases; Transaction Expenses.

(a)            The Company shall (i) deliver to Parent, at least three (3) Business Days prior to the Closing Date, payoff letters executed by the holders of indebtedness set forth in Section 5.23(a)(i) of the Company Disclosure Letter, in each case, in form and substance reasonably satisfactory to Parent, together with any UCC authorizations or other Lien releases and terminations, each in form and substance reasonably satisfactory to Parent, to evidence the full repayment and satisfaction of such indebtedness (subject to any liabilities that survive by their express terms) and discharge and termination of associated Liens (if any), (ii) cooperate in making arrangements reasonably satisfactory to Parent for such holders of indebtedness to deliver all related Lien and guarantee releases to Parent on or prior to the Closing Date and (iii) use reasonable best efforts to obtain the Lien releases set forth in Section 5.23(a)(iii) of the Company Disclosure Letter, effective on or prior to the Closing Date.

(b)            The Company shall deliver to Parent, at least five (5) Business Days prior to the Closing Date, invoices from the vendors set forth in Section 5.23(b) of the Company Disclosure Letter to evidence the full payment and satisfaction of such transaction expenses as of the Closing.

Section 5.24           R&W Insurance Policy; Data Room. From and after the date hereof and prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with Parent’s efforts to obtain, on commercially reasonable terms, a representations and warranties insurance policy with respect to the Transactions. Within (10) calendar days following the date of this Agreement, the Company shall deliver (or cause to be delivered) to Parent a consolidated electronic copy of the Data Room, which electronic copy shall contain all contents of the Data Room as of the date hereof.

Section 5.25           Additional Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any further deeds, assignments or assurances under any applicable Laws or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company and its directors and officers shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the directors and officers of the Surviving Company are authorized for, in the name of and on behalf of the Company or otherwise to take any and all such action.

Section 5.26           Employee Matters.

(a)            Until the first (1st) anniversary of the Closing Date (or, if earlier, the date of the termination of the employee’s employment with the Surviving Company or its Subsidiaries), the Surviving Company will provide to each Company employee who is employed immediately preceding the Closing Date, including employees on vacation, a leave of absence or short- or long-term disability (each, a “Continuing Employee”), a benefits and compensation package (“Overall Compensation”) that is no less favorable in the aggregate than the Overall Compensation provided by the Company immediately prior to the Closing. For purposes of this Section 5.26, “Overall Compensation” includes (i) a base salary, commission rate and hourly wage rate, (ii) cash incentive compensation opportunities and (iii) employee benefits (including paid time off and vacation, but excluding retiree benefits, defined benefit pension benefits and accruals and equity and equity-based compensation). In addition, for a period of six (6) months following the Closing Date, the Surviving Company will cause each Continuing Employee (other than any Continuing Employee (x) covered by an individual agreement providing for severance benefits outside of the Company’s written severance policies or limiting benefits provided under such written severance policies or (y) eligible for statutory severance pay and other statutory termination entitlements) to be provided with severance benefits that are no less favorable than the severance benefits provided under the Company’s written severance policies in effect immediately prior to the Closing (copies of which have been provided to Parent). The Surviving Company may condition any such payments and benefits upon the execution by the applicable Continuing Employee of a commercially standard release of claims in a form reasonably satisfactory to the Surviving Company.

(b)            Nothing in this Agreement shall be construed to confer on any Person, other than the Parties, their successors and permitted assigns, any right to enforce the provisions of this Section 5.26 or be construed as an amendment of any benefit plan or any employee benefit plan maintained by Company, Parent or their respective Affiliates. In addition, nothing expressed or implied in this this Section 5.26 shall confer upon any of the employees or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

Section 5.27           280G Matters. The Company shall, no later than ten (10) Business Days prior to the Closing Date, deliver to Parent true and complete copies of a Section 280G analysis and calculations, reasonable acceptable to Parent, covering any and all payments and/or benefits that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that could not be deductible by reason of Section 280G of the Code or that could be subject to an excise tax under Section 4999 of the Code in connection with the Merger.

Section 5.28           Monthly Financials. During the Interim Period, the Company shall deliver to Parent, on or before the fifteenth (15th) day of each calendar month, an unaudited consolidated balance sheet of the Company and its Subsidiaries as at and for the monthly period ending on the last day of the preceding calendar month, together with the related unaudited consolidated operating results for such calendar month (excluding adjustments solely made on a quarterly basis), in such form as such information are prepared for management of the Company in the ordinary course of business.

Section 5.29           Directors. The Company shall use reasonable best efforts to deliver to Parent, at or prior to the Closing, written resignations of each member of the Company Board, which resignations shall be effective as of the Effective Time unless an earlier date is specified in the respective written resignation.

Article VI
CONDITIONS

Section 6.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the Parties to effect the Merger is subject to the satisfaction or waiver or prior to the Closing Date of each of the following conditions:

(a)            Requisite Stockholder Approval. The Company Requisite Vote shall have been obtained.

(b)            Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Transactions or that would prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration, and no Governmental Entity shall have instituted any proceeding seeking such Laws or Orders.

(c)            Antitrust. The waiting period (and any extensions thereof) applicable to the consummation of the Transactions, if any, under the HSR Act shall have expired or been terminated. Any Approvals under any foreign competition Laws, the absence of which would prohibit consummation of the Transactions or limit Parent from exercising full ownership rights with respect to the Company and its Subsidiaries, shall have been obtained or made.

Section 6.2             Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties of the Company. Each representation and warranty of the Company (i) contained in Section 3.1 (Organization and Power), Section 3.3 (Corporate Authorization), Section 3.4 (Enforceability), Section 3.5(a) (Organizational Documents; Minute Books; Subsidiaries), Section 3.9 (Company Equity Interests) and Section 3.33 (Brokers and Finders) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects at and as of the Closing Date, as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), and (B) are qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all respects at and as of the Closing Date, as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time), (ii) contained in Section 3.8(a) and Section 3.8(b) (Capitalization) shall be true and correct in all respects (except for any de minimis inaccuracies) at and as of the Closing Date, as though made as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time), and (iii) otherwise set forth in Article III, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any representations and warranties set forth in Article III requiring the scheduling of matters and that are qualified by materiality or similar qualifications) shall be true and correct at and as of the Closing Date, as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Performance of Obligations by the Company. The Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing Date.

(c)            Company Material Adverse Effect. Since the date of this Agreement, there shall have been no Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            Company Officer’s Certificate. Parent shall have received a certificate signed by the chief executive officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3             Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties of Parent and Merger Sub. The representations and warranties of each of Parent and Merger Sub set forth in Article IV shall be true and correct at and as of the Closing Date, as though made on the Closing Date, except for representations or warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Transactions.

(b)            Performance of Obligations by Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Parent Officer’s Certificate. The Company shall have received a certificate, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4             Frustration of Closing Conditions. None of the Parties may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to use commercially reasonable efforts to consummate the Transactions.

Article VII
TERMINATION; AMENDMENT; WAIVER

Section 7.1            Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Requisite Vote shall have been obtained, by mutual written consent of Parent and the Company.

Section 7.2            Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a)            if the Merger has not been consummated by August 12, 2024 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b)            if any Laws shall prohibit the consummation of the Merger; provided that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any Party that has breached in any material respects its obligations under Section 5.12;

(c)            if any Orders shall restrain, enjoin or otherwise prohibit consummation of the Merger, and such Orders shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to any Party that has breached in any material respects its obligations under Section 5.12; or

(d)            if the Company Requisite Vote shall not have been obtained at the Company Stockholders Meeting held in accordance with this Agreement.

Section 7.3            Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a)            if, prior to the time the Company Requisite Vote is obtained, there shall be a Change of Board Recommendation (except, for the avoidance of doubt, such actions as shall not be deemed to constitute a Change of Board Recommendation pursuant Section 5.5); or

(b)            if the Company shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) either is not capable of cure prior to the Outside Date or has not been cured by the Company within thirty (30) Business Days after the Company’s receipt of written notice of such breach from Parent; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 7.3(b) if Parent or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 7.4            Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:

(a)            if, prior to obtaining the Company Requisite Vote, the Company Board shall have determined to accept a Superior Proposal and authorized the Company to enter into, and the Company concurrently enters into, an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 5.5(f); provided, however, that the Company shall prior to or substantially concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.6(b); or

(b)            if Parent shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) either is not capable of cure prior to the Outside Date or has not been cured by Parent within thirty (30) Business Days after Parent’s receipt of written notice of such breach from the Company; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.4(b) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

(c)            if (i) all of the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature or terms are to be satisfied at the Closing, so long as such conditions are at the time capable of being satisfied as if such time were the Closing) have been satisfied, (ii) Parent fails to consummate the Transactions by the date that is three (3) Business Days after the date on which Parent is required to consummate the Closing pursuant to Section 1.2, and (iii) the Company has irrevocably confirmed to Parent in writing (that has not been withdrawn or revoked) that (A) all of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature or terms are to be satisfied at the Closing, so long as such conditions are at the time capable of being satisfied as if such time were the Closing) have been satisfied or have been waived by the Company, as the case may be, and (B) the Company is prepared, willing and able to consummate the Closing, and (iv) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days following the delivery of such notice.

Section 7.5             Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it shall, to the fullest extent permitted by applicable Laws, become void and of no further force and effect, with no liability or obligation on the part of any Party (or any of their respective Affiliates or Representatives), except that (a) subject to Section 7.6, nothing herein shall relieve any Party from liability for fraud or a Willful and Material Breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination and (b) the provisions of Section 5.14, Section 5.20(c), this Section 7.5, Section 7.6 and Article VIII shall survive any termination of this Agreement.

Section 7.6             Expenses Following Termination.

(a)            Except as set forth in Section 7.5 and this Section 7.6, all Expenses incurred in connection with this Agreement and the Transactions shall be paid in accordance with the provisions of Section 5.14.

(b)            The Company shall pay, or cause to be paid, to Parent, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, an amount in cash equal to $20,000,000 (the “Company Termination Fee”), as follows:

(i)            if this Agreement is validly terminated by the Company pursuant to Section 7.4(a), payment shall be made concurrently with such termination;

(ii)           if this Agreement is validly terminated by Parent pursuant to Section 7.3(a), payment shall be made within two (2) Business Days of such termination; or

(iii)          if (A) a Takeover Proposal shall have been made or proposed to the Company or its stockholders or publicly announced prior to the Company Stockholders Meeting (and not publicly withdrawn at least five (5) Business Days prior to the Company Stockholders Meeting), (B) this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.2(a) and Section 7.2(d), and (C) within twelve (12) months of the date of such termination, the Company or any of its Subsidiaries enters into an agreement, arrangement or understanding providing for the implementation of any Takeover Proposal and such Takeover Proposal is ultimately consummated, payment shall be made concurrently with the consummation of such Takeover Proposal, whichever occurs earlier, provided, however, that for purposes of this Section 7.6(b)(iii), the references to 20% in the definition of “Takeover Proposal” shall be deemed to be references to 50%.

(c)            Parent shall pay, or cause to be paid, to the Company, by wire transfer of immediately available funds, an amount in cash equal to $40,000,000 (the “Parent Termination Fee”) if this Agreement is validly terminated by the Company pursuant to either Section 7.4(b) or Section 7.4(c); provided, however, that if this Agreement is so terminated by the Company as a result of fraud or Willful and Material Breach of this Agreement by Parent or Merger Sub, then the Company shall elect, by providing written notice to Parent within five (5) Business Days after such termination, to either: (i) require Parent to pay to the Company, within three (3) Business Days after Parent’s receipt of such written notice from the Company, the Parent Termination Fee in accordance with this Section 7.6(c) or (ii) seek an award of monetary damages against Parent for any losses suffered by the Company in connection with such termination of this Agreement; provided, further, for the avoidance of doubt, that, notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to both collect the Parent Termination Fee and seek monetary damages against Parent or any Parent Related Parties for any losses suffered by the Company in connection with such termination of this Agreement or any breach giving rise thereto.

(d)            Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 7.6 are an integral part of the Transactions and (ii) without these agreements the other Party would not have entered into this Agreement. Accordingly, if either the Company or Parent fails to pay when due any amounts required to be paid by it pursuant to this Section 7.6 and, in order to obtain such payment, the Company or Parent, as applicable, commences a Legal Action which results in a judgment against Parent or the Company, respectively, for such amounts, then, in addition to the amount of such judgment, Parent or Company, as applicable, shall pay to the Company or Parent, respectively, an amount equal to the fees, costs and expenses (including reasonable attorneys’ fees, costs and expenses) incurred by such Party in connection with such Legal Action, together with interest from the date of termination of this Agreement on all amounts so owed at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made plus three percent (3%) (“Enforcement Expenses”).

(e)            The Parties acknowledge and agree that in no event will Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Notwithstanding anything to the contrary in this Agreement, subject to (x) the Company’s right to specific performance pursuant to Section 8.14 (subject to the conditions and limitations set forth therein) and (y) the Company’s right to seek monetary damages pursuant to Section 7.6(e) in the event this Agreement is validly terminated by the Company pursuant to Section 7.4(b) or Section 7.4(c) as a result of fraud or Willful and Material Breach of this Agreement by Parent, Merger Sub or any Parent Related Party, following the valid termination of this Agreement, the Company’s receipt in full of the Parent Termination Fee pursuant to Section 7.6(c), together with any Enforcement Expenses, shall be the sole and exclusive remedy of the Company and its Affiliates against (i) Parent, Merger Sub, the Investor, the Guarantors and each of their respective Affiliates and (ii) each of the respective former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any of the Persons described in clause (i) above (the Persons described in the foregoing clauses (i) and (ii), collectively, the “Parent Related Parties”) in respect of this Agreement and the Transactions, and upon payment in full of the Parent Termination Fee, together with any Enforcement Expenses, none of the Parent Related Parties shall have any further liability or obligation to the Company or any of its Affiliates relating to or arising out of this Agreement or the Transactions (except that the Company may be entitled to remedies under the Confidentiality Agreement, solely to the extent provided therein), through Parent or otherwise, whether by or through the attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of any Party against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. Except in the case of fraud or Willful and Material Breach of this Agreement by Parent or Merger Sub or any Parent Related Party, following the valid termination of this Agreement, in no event shall Parent, Merger Sub or any Parent Related Party have liability for monetary damages (including monetary damages in lieu of specific performance) relating to or arising out of this Agreement or the Transactions (A) in circumstances where the Parent Termination Fee is not payable pursuant to this Agreement or (B) in the aggregate in excess of the Parent Termination Fee, together with any Enforcement Expenses (less any portion thereof that has been paid), in the circumstances where the Parent Termination Fee, together with any Enforcement Expenses, is payable, and, in the case of this clause (B), the Parent Termination Fee, together with any Enforcement Expenses, shall be the maximum aggregate liability of the Parent Related Parties under this Agreement. Notwithstanding that the Company has the right to seek specific performance of Parent’s obligation to consummate the Closing, on the one hand, and the Parent Termination Fee, on the other hand, simultaneously, it may only obtain either specific performance of Parent’s obligation to consummate the Closing, on the one hand, or payment of the Parent Termination Fee, on the other hand. The Parent Related Parties are intended third-party beneficiaries of this Section 7.6(e).

(f)            The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Notwithstanding anything to the contrary in this Agreement, if Parent is entitled to receive the Company Termination Fee pursuant to Section 7.6(b), subject Parent’s right to specific performance pursuant to Section 8.14, following the valid termination of this Agreement in the circumstances in which the Company Termination Fee is payable pursuant to Section 7.6(b), Parent’s right to receive payment of the Company Termination Fee pursuant to Section 7.6(b), together with any Enforcement Expenses, shall be the sole and exclusive monetary remedy of Parent and each of its Affiliates against the Company, its Subsidiaries, each of their respective Affiliates and each of the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement or the Transactions, in each instance, except in the case of fraud or Willful and Material Breach of this Agreement by the Company or any Company Related Party, and, upon payment in full of the Company Termination Fee, together with any Enforcement Expenses, none of the Company Related Parties shall have any further liability or obligation to Parent relating to or arising out of this Agreement or the Transactions (except that Parent (or an Affiliate of Parent) may be entitled to remedies under the Confidentiality Agreement, solely to the extent provided therein), through the Company or otherwise, whether by or through the attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of any Party against any Company Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. Except in the case of fraud or Willful and Material Breach of this Agreement by the Company or any Company Related Party, following the valid termination of this Agreement, in no event shall the Company or any of its Subsidiaries or any Company Related Party have liability for monetary damages relating to or arising out of this Agreement or the Transactions in excess of the Company Termination Fee, together with any Enforcement Expenses. The Company Related Parties are intended third-party beneficiaries of this Section 7.6(f).

Section 7.7             Amendment. Subject to the DGCL, this Agreement may be amended by the Parties by an instrument in writing signed by each of the Parties and any such amendment on behalf of the Company shall require approval by the Company Board.

Section 7.8             Extension; Waiver. At any time prior to the Effective Time, each of the Parties may (a) extend the time for the performance of any of the obligations of any other Party, (b) waive any inaccuracies in the representations and warranties of any other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of any Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party and, in the case of the Company, approved in writing by the Company Board. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.9             Procedure for Termination, Amendment, Extension or Waiver. Any valid termination of this Agreement by either the Company or Parent pursuant to Section 7.1 through Section 7.4 will be effective immediately upon the delivery of written notice thereof by the terminating Party to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. Notwithstanding anything to the contrary in this Agreement, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the Party seeking to terminate or amend this Agreement by, if such Party is the Company, the Company Special Committee; provided, however, that any amendment of this Agreement made subsequent to the adoption of this Agreement by the Company Stockholders shall not (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of capital stock of the Company, (ii) alter or change any term of the certificate of incorporation of the Surviving Company to be effected by Merger or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of shares of capital stock of the Company and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of the Party entitled to extend or waive that obligation or condition by, if such Party is the Company, the Company Special Committee.

Article VIII
MISCELLANEOUS

Section 8.1             Certain Definitions. For purposes of this Agreement:

(a)            “Acceptable Confidentiality Agreement” means any confidentiality agreement executed, delivered and effective after the date hereof containing terms (including confidentiality and use terms) that are not less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Takeover Proposal, and provided that such agreement does not (i) contain provisions which prohibit the Company from providing any information to Parent in accordance with Section 5.5 or that otherwise prohibits the Company from complying with its obligations under this Agreement, including the provisions of Section 5.5, or (ii) require the Company to negotiate exclusively with any party thereto.

(b)            “Applicable Privacy and Security Laws” means all applicable Laws, contractual obligations, self-regulatory standards such as the Payment Card Industry Data Security Standards (to the extent applicable to the Company), that are related to privacy, security, data-breach notification, data protection or processing of Personal Information (including Laws of jurisdictions where Personal Information was collected).

(c)            “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, however, that notwithstanding anything in this definition to the contrary, neither the Company nor any of its Subsidiaries shall be deemed to be an “Affiliate” of Parent, Merger Sub or any of their respective Affiliates, and none of Parent, Merger Sub or any of their respective Affiliates shall be deemed to be an “Affiliate” of the Company or any of its Subsidiaries, for purposes of this Agreement or any document or certificate contemplated by this Agreement. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(d)            “Approval” means all filings, approvals, Orders, authorizations, consents, Permits, qualifications, clearances, actions, non-actions, waiting period ends or terminations, or waivers of any of the foregoing, required to be obtained from or made with or by, or any notice, statement or other communications required to be filed with or delivered to, any Governmental Entity or any other Person.

(e)            “Business Day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York time.

(f)            “Code” means Internal Revenue Code of 1986, as amended.

(g)            “Company Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA and any material profit sharing, bonus, incentive, equity or equity-based compensation, phantom equity, pension, retirement, severance, deferred compensation, change in control, retention, stay bonus, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare or incentive plan, or sick leave, long-term disability, medical, hospitalization, life insurance, other insurance plan, or other employee benefit plan, programs, agreements, understandings or arrangements, in each case, sponsored, maintained, or contributed to by the Company and its Subsidiaries, or under which the Company and/or its Subsidiaries could have any material obligation or liability.

(h)           “Company Equity Plan” means the Whole Earth Brands, Inc. 2020 Long-Term Incentive Plan, as amended.

(i)            “Company Intellectual Property” means the Intellectual Property owned by the Company or its Subsidiaries that is material to the operation of the business of the Company and its Subsidiaries.

(j)            “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, assets, financial condition or prospects of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Transactions on the terms and conditions of this Agreement by the Outside Date; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur under the foregoing clause (a): any adverse Effect arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) acts of war, whether declared or undeclared, sabotage or terrorism (including cyberterrorism) or national or international emergency in the United States or any other countries or region in the world, (iii) changes in conditions of the economic, financial, banking, credit, capital or securities markets generally, (iv) changes in any applicable Laws or accounting requirements or principles required by GAAP or any official interpretation thereof, (v) any Effect that is generally applicable to the industries or markets in which any Company or its Subsidiaries operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the Transactions, (vii) any failure by the Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates, guidance, milestones, operating statistics or predictions for any period (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect), or (viii) any outbreaks of diseases or public health events, acts of God or other natural disasters or comparable events, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such Effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate.

(k)           “Company PRSU” means each performance-based restricted stock unit award with respect to a share of Company Common Stock, granted pursuant to the Company Equity Plan or otherwise, whether vested or unvested, which is outstanding as of immediately prior to the Effective Time and which is subject to a performance-based vesting schedule.

(l)            “Company Restricted Stock Award” means each award of restricted Company Common Stock granted pursuant to the Company Equity Plan or otherwise, whether vested or unvested, which is outstanding immediately prior to the Effective Time.

(m)          “Company RSU” means each restricted stock unit award with respect to a share of Company Common Stock, granted pursuant to the Company Equity Plan or otherwise, whether vested or unvested, which is outstanding as of immediately prior to the Effective Time and which is subject to a time-based vesting schedule.

(n)           “Contracts” means any agreement, contract, license, franchise, note, bond, mortgage, indenture, guarantee, lease, obligation, undertaking or other commitment or arrangement (whether oral or written) that is legally binding upon a Person or any of his, her or its properties or assets, and any amendments thereto.

(o)           “COVID-19 Measures” means, collectively, any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19 and applicable to the Company, its Subsidiaries or their respective businesses.

(p)           “Debt Commitment Letter” means, collectively, (x) the debt commitment letter, dated as of the date hereof, as it may be amended, supplemented or replaced in accordance with this Agreement, pursuant to which the Financing Sources party thereto have agreed to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions, including the Per Share Merger Consideration and (y) the fee letter, dated as of the date hereof (as it may be amended, supplemented or replaced in accordance with this Agreement, the “Fee Letter”), related to the foregoing debt commitment letter.

(q)           “Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

(r)            “Debt Financing Documents” means, collectively, the agreements, documents and certificates contemplated by the Debt Financing, including: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements, lease agreements, mortgages and other security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency (including a solvency certificate in the form as referenced in Section 6 of Exhibit C of the Debt Commitment Letter) and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including, but not limited to, the Patriot Act; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Parent or its Financing Sources.

(s)           “Effect” means any event, occurrence, fact, condition, change, development, circumstance or effect or cause thereof.

(t)            “Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, between Parent and Investor.

(u)           “Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.

(v)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(w)          “ERISA Affiliate” means, with respect to the Company or any of its Subsidiaries, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Company or any Subsidiary, or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

(x)            “FDA” means the United States Food and Drug Administration.

(y)           “Financing Conditions” means (a) with respect to the Debt Financing, the conditions precedent set forth in Exhibit C of the Debt Commitment Letter, and (b) with respect to the Equity Financing, the conditions precedent set forth in Section 2 of the Equity Commitment Letter.

(z)           “Financing Information” means (i) historical financial statements of the Company and its Subsidiaries required pursuant to Section 4 of Exhibit C of the Debt Commitment Letter (as in effect on the date of this Agreement) and (ii) such information and data reasonably requested by Parent with respect to the Company and its Subsidiaries that is necessary for Parent to prepare the pro forma financial statements identified in Section 5 of Exhibit C of the Debt Commitment Letter, it being understood that such information shall include historical financial information regarding the Company and its Subsidiaries necessary to prepare such pro forma financial statements.

(aa)         “Financing Sources” means entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing (other than the Equity Financing) in connection with the Transactions, including the parties to any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, and their affiliates and the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the foregoing and their respective successors and assigns.

(bb)        “Food Laws” means the Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. § 301 et seq.), the Food Allergen Labeling and Consumer Protection Act of 2004 (Pub. L. 108-282), and the regulations promulgated under those laws and any other applicable Laws (but, for the sake of clarity, excluding Environmental Laws) relating to food manufacture, processing, preparation, safety, labeling, packaging, repackaging, holding, handling, distribution, storing, warehousing, sanitation, transportation, and delivery, including laws of applicable state and federal Governmental Entities.

(cc)         “Governmental Entity” means any domestic or foreign international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, including the European Union and the European Community.

(dd)         “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is the subject of regulatory action under any Environmental Laws as of the Closing Date.

(ee)         “Intellectual Property” shall mean all of the following, to the extent protectable by applicable Laws, anywhere in the world: (i) patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted) (“Patents”); (ii) trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto (“Trademarks”); (iii) copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof, and non-registered copyrights (“Copyrights”); (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information, concepts, ideas, designs, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering-drawings, methods, technical data, discoveries, modifications, extensions, improvements, and other proprietary information and rights (whether or not patentable or subject to copyright, mask work, or trade secret protection) (“Trade Secrets”); (v) computer software programs, including all source code, object code, and documentation related thereto (“Software”); (vi) domain names, Internet addresses and other computer identifiers, web sites, web pages and similar rights and items; and (vii) licenses, sublicenses, distributor agreements and other agreements or permissions, including the right to receive royalties or any other consideration, related to any of the items described in (i) - (vi).

(ff)           “Intellectual Property Licenses” shall mean all (i) licenses granted by the Company to any Person for any Intellectual Property, (ii) licenses granted by any Person to the Company for any Intellectual Property, excluding non-exclusive, “off the shelf” licenses to third-party Software available on standard terms and conditions for annual license fees of less than $100,000.

(gg)         “Intervening Event” means any Effect that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, and that (i) was not known to, or reasonably foreseeable by, the Company as of the date of this Agreement (or, if known or reasonably foreseeable as of the date of this Agreement, the material consequences of which were not known to, or reasonably foreseeable by, the Company as of the date of this Agreement), which Effect, or the material consequences thereof, becomes known to, or reasonably foreseeable by, the Company prior to the time the Company Requisite Vote is obtained and (ii) does not involve or relate to a Takeover Proposal.

(hh)         “Investor” means Sweet Oak Holdings LP, a Delaware limited partnership.

(ii)           “Knowledge” means the actual knowledge after reasonable investigation, as to a specified fact or event, of: (a) with respect to the Company, the individuals listed on Section 8.1 of the Company Disclosure Letter and (b) with respect to Parent, the individuals listed on Section 8.1 of the Parent Disclosure Letter.

(jj)           “Laws” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation, Order, judgment, injunction, ruling, award, decree, writ or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

(kk)         “Liens” means any liens, pledges, security interests, licenses or sublicense, claims, options, rights of first offer or refusal, charges or other encumbrances.

(ll)           “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(mm)       “Parent Affiliated Person” means any “affiliate” or “associate” (in each case, as defined in Section 203 of the DGCL) of Parent that holds (or that after the date hereof becomes the holder of) shares of Company Common Stock.

(nn)         “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to (a) have a materially adverse impact on the ability of Parent or Merger Sub to perform their obligations under this Agreement or (b) prevent, materially impede or materially delay the consummation of the Transactions or the payment of the Per Share Merger Consideration.

(oo)         “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(pp)         “Public Official” means (a) any officer, employee or representative of any Governmental Entity; (b) any officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Entity; (c) any officer, employee or representative of any public international organization, such as the International Monetary Fund, the United Nations or the World Bank; (d) any Person acting in an official capacity for any Governmental Entity, enterprise, or organization identified above; and (e) any political party, party official or candidate for political office.

(qq)         “Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment.

(rr)           “Representatives” means, with respect to a Person, such Person’s directors, officers, managers, members, partners, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, Financing Sources and other representatives.

(ss)         “Sanctioned Country” means at any time, a country, jurisdiction or territory that is the target of comprehensive economic or trade sanctions measures. As of the date of this Agreement, Sanctioned Countries include the Crimea Region, Cuba, Iran, North Korea, Syria and the occupied Ukrainian regions of Kherson, Zaporizhzhia, Luhansk, and Donetsk.

(tt)           “Sanctioned Person” means any person that is or was the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including but not limited to the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599, and Sectoral Sanctions Identifications List; the Denied Persons, Unverified, and Entity Lists, maintained by the U.S. Department of Commerce; and the Debarred List or non-proliferation sanctions lists maintained by the U.S. State Department; (b) any person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, by a person or persons described in clause (a); or (c) any Person located, organized or resident in a Sanctioned Country.

(uu)         “Sanctions Laws” means all U.S. and non-U.S. laws and regulations relating to economic or trade sanctions, including but not limited to the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State).

(vv)         “Solvent” means, when used with respect to any Person, that, as of the date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities as they mature.

(ww)       “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control fifty percent (50%) or more of any other class or series of capital stock, limited liability company or membership interest, partnership interest or other equity interest of such Person; provided, however, that, notwithstanding the foregoing to the contrary, the Company shall not be a “Subsidiary” of Parent.

(xx)          “Superior Proposal” means any bona fide, written and unsolicited Takeover Proposal that is received after the date of this Agreement and (i) is on terms that the Company Board (or the Company Special Committee) has determined in good faith (after consultation with the Company Financial Advisor and outside legal counsel) are more favorable from a financial point of view to the Company Stockholders (other than Parent and its Affiliates) than those contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms and timing proposed (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board (or the Company Special Committee) considers relevant and any revisions to this Agreement proposed in writing by Parent); provided, however¸ that, for purposes of the reference to a “Takeover Proposal” in this definition of “Superior Proposal,” the term “Takeover Proposal” shall have the meaning assigned to such term herein, except that the references to 20% in such definition shall be deemed to be references to 50%.

(yy)         “Takeover Proposal” means any proposal or offer relating to any transaction or series of related transactions (other than the Merger) involving: (i) any direct or indirect purchase or other acquisition by any Person, other than a Parent Affiliated Person, of (A) shares of Company Common Stock representing 20% or more of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition or (B) any other securities representing 20% or more of the outstanding voting or equity interests of the Company or any class of equity or voting securities of the Company, in each case, including pursuant to a tender offer or exchange offer; (ii) any tender or exchange offer by any Person, other than a Parent Affiliated Person, that, if consummated in accordance with its terms, would result in such Person beneficially owning (A) 20% or more of the outstanding Company Common Stock or (B) any other securities representing 20% or more of the outstanding voting or equity interests of the Company or any class of equity or voting securities of the Company, in each case, outstanding after giving effect to the consummation of such tender or exchange offer; (iii) any direct or indirect purchase or other acquisition (including by means of a dividend, contribution, exclusive license, exchange, transfer or acquisition of capital stock or other equity interests of any Subsidiaries of the Company) by any Person, other than a Parent Affiliated Person, of 20% or more of the consolidated assets or the consolidated net revenue of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board or a committee thereof); (iv) any merger, consolidation, business combination, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person, other than a Parent Affiliated Person, would hold, directly or indirectly, shares of Company Common Stock representing 20% or more of the outstanding Company Common Stock or 20% or more of the outstanding equity interests of the surviving or resulting entity of such transaction, in each case, after giving effect to the consummation of such transaction; or (v) any combination of the foregoing (it being understood, for the avoidance of doubt, that all references to a “Person” in this definition shall include any “group” as defined pursuant to Section 13(d) of the Exchange Act).

(zz)          “Tax” means any federal, state, local or foreign income, gross receipts, franchise, capital gains, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs duty or fee, other import duty or fee, real property, personal property, abandoned and unclaimed property or escheat, capital stock, social security, employment, unemployment, disability, payroll, license, employee or other withholding (including backup withholding), or other tax, fee, assessment, duty or charge, of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner and whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

(aaa)       “Tax Return” means any return, declaration, report, refund claim, information return, statement or other similar document relating to Taxes and filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

(bbb)      “USDA” means the United States Department of Agriculture.

(ccc)       “U.S. Export Control Laws” means all U.S. Laws relating to the export, re-export, transfer of information, data, goods, and technology, including but not limited to the Export Administration Act of 1979, as amended; the Export Administration Regulations (EAR) administer by the U.S. Department of Commerce and the International Traffic in Arms Regulations (ITAR) administered by the U.S. Department of State.

(ddd)      “Warrant Agent” means Continental Stock Transfer & Trust Company, in its capacity as warrant agent under the Warrant Agreement.

(eee)       “Warrant Agreement” means that certain Amended and Restated Warrant Agreement, dated as of June 25, 2020, by and between the Company and the Warrant Agent.

(fff)          “Willful and Material Breach” means, with respect to any Party, a material breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching Party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute or would reasonably be expected to cause or constitute a material breach of this Agreement. For the avoidance of doubt, with regard to Parent and Merger Sub, if such Parties have materially complied with their covenants in this Agreement with respect to the Equity Financing and the Debt Financing, the failure to obtain the Equity Financing or the Debt Financing, as the case may be, shall not be deemed to be a Willful and Material Breach.

Section 8.2             Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law.

Section 8.3             Non-Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered under this Agreement shall terminate at the Effective Time or upon the termination of this Agreement under Article VII, except that the agreements set forth in Article I, Article II, Section 5.10 and this Article VIII shall survive the Effective Time and those set forth in Section 7.5, Section 7.6 and this Article VIII shall survive termination of this Agreement. This Section 8.3 shall not limit any covenant or agreement of a Party which, by its terms, contemplates performance after the Effective Time.

Section 8.4             Governing Law. This Agreement, including all matters of construction, validity and performance and any Legal Actions (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this Agreement or any of the Transactions contemplated by this Agreement or the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the Laws that might otherwise govern under applicable principles of choice or conflicts of law.

Section 8.5             Submission to Jurisdiction.

(a)            To the fullest extent permitted by applicable Laws, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware is found to lack jurisdiction, then the Superior Court of the State of Delaware or, to the extent that both of the aforesaid courts are found to lack jurisdiction, then the United States District Court of the District of Delaware (collectively with any appellate courts thereof, the “Courts”), in any Legal Actions directly or indirectly arising out of or relating to this Agreement, any document or certificate contemplated by this Agreement or the Transactions, or to interpret, apply or enforce this Agreement or any document or certificate contemplated by this Agreement, or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such Legal Actions except in the Courts, (b) agrees that any claim in respect of any such Legal Actions may be heard and determined in the Courts, (c) waives any objection which it may now or hereafter have to the laying of venue of any such Legal Actions in the Courts and (d) waives the defense of an inconvenient forum to the maintenance of any such Legal Actions in the Courts. To the fullest extent permitted by applicable Laws, each of the Parties agrees that a final judgment in any such Legal Actions shall be conclusive and may be enforced in other jurisdictions by Legal Actions on the judgment or in any other manner provided by applicable Law. Each of the Parties irrevocably consents to service of process in the manner provided for notices in Section 8.7 or in any other manner permitted by applicable Laws.

(b)            Notwithstanding anything in this Agreement to the contrary, each of the Company Related Parties acknowledges and irrevocably (i) agrees (w) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise against any Debt Financing Source arising out of or relating to this Agreement or the performance hereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or federal court) and any appellate court from thereof (and each Company Related Party (A) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts and (B) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law), (x) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source shall be governed by, and construed in accordance with, the laws of the State of New York, (y) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal action in any other court and (z) that the Debt Financing Sources are express third-party beneficiaries of this Section 8.5(b), that Section 8.5(b) shall expressly inure to the benefit of the Debt Financing Sources and that the Debt Financing Sources shall be entitled to rely on and enforce the provisions of Section 8.5(b) and (ii) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH COMPANY RELATED PARTY AND EACH OTHER PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE. The Company Related Parties covenant and agree that the Debt Financing Sources shall not have any liability or obligations (whether based in contract, tort, fraud, strict liability or otherwise) to any Company Related Party arising out of or relating to this Agreement or the Debt Financing, and that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. It is also hereby agreed that in no event will any Company Related Party be entitled to specific performance of the Debt Commitment Letter or similar agreement entered into by Parent for the Debt Financing against the Debt Financing Sources providing the Debt Financing. Notwithstanding anything else to the contrary herein, the provisions of this Section 8.5(b), Section 8.9, Section 8.14(b) or defined term used therein (and any other provision or definition of this Agreement to the extent that an amendment, modification, waiver or supplement would modify the substance of any such foregoing section or defined term used therein) may not be amended, modified, waived or supplemented in any manner materially adverse to a Debt Financing Source without the prior written consent of such Debt Financing Source. For the avoidance of doubt, nothing in this Section 8.5(b) shall limit the rights of Parent against the Debt Financing Sources under the Debt Commitment Letter or the agreements, if any, pertaining to the Debt Financing. “Debt Financing Sources” means the collective reference to each lender and each other Person (including, without limitation, each agent and each arranger) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter and any joinder agreements, credit agreements, engagement letters, loan agreements or indentures (or similar definitive financing documents) relating thereto (and any joinders or amendments thereof), together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of each such lender, other Person or Affiliate, and together with the heirs, executors, successors and assigns of any of the foregoing.

Section 8.6             Waiver of Jury Trial. Each of the Parties acknowledges and agrees that any controversy directly or indirectly arising out of or relating to this Agreement, any document or certificate contemplated by this Agreement or the Transactions is likely to involve complicated and difficult issues and, therefore, it irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Actions directly or indirectly arising out of or relating to this Agreement, any document or certificate contemplated by this Agreement or the Transactions. Each of the Parties certifies and acknowledges that (a) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Legal Actions, seek to enforce the foregoing waiver, (b) such Party has considered the implications of this waiver, (c) such Party makes this waiver voluntarily and (d) such Party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7             Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed given if delivered personally, by overnight courier service or by email (confirmation of receipt requested):

If to Parent or Merger Sub, to:

Ozark Holdings, LLC

c/o Mariposa Capital

500 South Pointe Drive

Suite 240

Miami Beach, FL 33139
Attention: Desiree DeStefano
Email: ddestefano@marcapllc.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.
401 E. Las Olas Blvd., Suite 2000
Ft. Lauderdale, FL 33301
Attention: Brian J. Gavsie, Esq.
Email: brian.gavsie@gtlaw.com

If to the Company, to:

125 S. Wacker Drive, Suite 1250

Chicago, Illinois 60606

Attention: Ira Schlussel

Email: ira.schlussel@wholeearthbrands.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Attention: Christopher P. Giordano; Jon Venick

Email: christopher.giordano@us.dlapiper.com;

jon.venick@us.dlapiper.com

or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.8             Entire Agreement. This Agreement (including exhibits to this Agreement), the Confidentiality Agreement, and any other documents, instruments and certificates explicitly referred to herein constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the Parties.

Section 8.9              No Third-Party Beneficiaries. Except for Indemnified Persons, Parent Related Parties and Company Related Parties, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies; provided, however, that, notwithstanding the foregoing, the Debt Financing Sources are intended third-party beneficiaries of, and may enforce, Section 8.5(b), this Section 8.9 and Section 8.14.

Section 8.10           Severability. To the fullest extent permitted by applicable Laws, the provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

Section 8.11           Rules of Construction. The Parties have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any, agreement or other document shall be construed against the Party drafting such agreement or other document to the fullest extent permitted by applicable Laws.

Section 8.12           Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall, to the fullest extent permitted by applicable Laws, be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.13           Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party shall be cumulative with and not exclusive of any other remedy contained in this Agreement, at law or in equity and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

Section 8.14          Specific Performance.

(a)            The Parties acknowledge and agree that (i) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and (ii) monetary damages would both be incalculable and an insufficient remedy for such failure or breach. It is accordingly agreed that, in addition to any other remedy they are entitled to at law or in equity, prior to the valid termination of this Agreement (or, solely with regard to Section 7.6, following such valid termination), each of the Parties shall, to the fullest extent permitted by applicable Laws, be entitled to seek specific performance and the issuance of immediate injunctive and other equitable relief to prevent breaches of this Agreement and to seek specifically to enforce the terms and provisions hereof in the Courts, without the necessity of proving the inadequacy of money damages as a remedy, and, to the fullest extent permitted by applicable Laws, the Parties further waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties are entitled at Law or in equity. Each of the Parties further agrees, to the fullest extent permitted by applicable Laws, that in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

(b)            Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s obligations to cause the Equity Financing to be funded and to consummate the Transactions if and only if (i) all of the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature or terms are to be satisfied at the Closing, so long as such conditions are at the time capable of being satisfied as if such time were the Closing) have been satisfied, (ii) the proceeds of the Debt Financings have been funded (or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing) in accordance with the terms set forth in the Debt Commitment Letter, (iii) Parent fails to consummate the Transactions by the date that is three (3) Business Days after the date on which Parent is required to consummate the Closing pursuant to Section 1.2, and (iv) the Company has irrevocably confirmed to Parent in writing (that has not been withdrawn or revoked) that (A) all of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature or terms are to be satisfied at the Closing, so long as such conditions are at the time capable of being satisfied as if such time were the Closing) have been satisfied or have been waived by the Company, as the case may be, (B) the Company is prepared, willing and able to consummate the Closing, and (C) the Closing will occur pursuant to Article I if specific performance is granted and the Equity Financing is funded in accordance with the Equity Commitment Letter. For the avoidance of doubt, while the Company shall have the right to seek (i) an injunction, specific performance or other equitable remedies in accordance with this Section 8.14 and (ii) payment of the Parent Termination Fee, under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive both (A) a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief to cause the aggregate Per Share Merger Consideration to be paid and the Closing to occur, on the one hand, and (B) payment of the Parent Termination Fee and any Enforcement Expenses (if any), on the other hand. Notwithstanding anything to the contrary herein, no Financing Source shall have any liability for any obligations or liabilities of the Parties or for any action, cause of action, claim, cross-claim or third-party claim of any kind or description whether in law or in equity, whether in tort, contract or otherwise, based on, in respect of, or by reason of, this Agreement, the Transactions, the Debt Financing, any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated thereby or the performance of any services thereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith. In no event shall the Company or any Company Related Party (i) seek the remedy of specific performance of this Agreement or seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source in connection with this Agreement, or (ii) seek to enforce the commitments against, make any claims for breach of the commitments of such Financing Source against, or seek to recover monetary damages from, or otherwise sue, the Financing Source in connection with this Agreement or the commitments of such Financing Source or the obligations of Financing Source thereunder. Nothing in this Section 8.14(b) shall affect the rights of Parent or, from and after the Closing, the Surviving Company, under the Debt Commitment Letter and any financing agreements.

Section 8.15           No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the Transactions may only be made against the entities that are expressly identified as the Parties, except for claims that the Company may assert in accordance with the Limited Guarantee or the Equity Commitment Letter, and then only with respect to the specific obligations set forth herein or therein with respect to such party. No Parent Related Party shall have any liability for any obligations or liabilities of the Parties or for any claim (whether at law, in equity, in contract, in tort or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any representations, warranties, covenants, agreements or other obligations or liabilities made or alleged to be made in connection herewith (other than the right of the Company to seek specific performance of the Equity Commitment Letter in accordance with the terms thereof and Section 8.14 and claims by the Company against any of the Guarantors under, and subject to the limitations of, the Limited Guarantee). Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any Company Related Party, and the Company agrees not to, and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than the right of the Company to seek to cause specific performance by Parent of the Equity Commitment Letter in accordance with the terms thereof and Section 8.14 and claims by the Company against any of the Guarantors under, and subject to the limitations of, the Limited Guarantee).

Section 8.16           Counterparts; Effectiveness. To the fullest extent permitted by applicable Laws, this Agreement and any document or certificate contemplated by this Agreement may be executed and delivered, including by e-mail of an attachment in Adobe Portable Document Format or other file format based on common standards (“Electronic Delivery”), in any number of counterparts, and in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in-person. To the fullest extent permitted by applicable Laws, none of the Parties shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or this Agreement or any document or certificate contemplated by this Agreement was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each forever waives any such defense, except to the extent that such defense relates to lack of authenticity. This Agreement shall become effective when each Party shall have received counterparts signed by all of the other Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

OZARK HOLDINGS, LLC

By: Mariposa Capital, LLC, its sole manager

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Chief Financial Officer

SWEET OAK MERGER SUB, LLC

By: Mariposa Capital, LLC, its sole manager

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Chief Financial Officer

WHOLE EARTH BRANDS,INC.

By:	/s/ Rajnish Ohri
Name:	Rajnish Ohri
Title:	Co-Chief Executive Officer

By:	/s/ Jeff Robinson
Name:	Jeff Robinson
Title:	Co-Chief Executive Officer

EXHIBIT A

SURVIVING COMPANY CHARTER

(Attached)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WHOLE EARTH BRANDS, INC.

FIRST. The name of the corporation is Whole Earth Brands, Inc.

SECOND. The address of the corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000). All such shares are to be Common Stock, par value of $0.0001 per share, and are to be of one class.

FIFTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any bylaw whether adopted by them or otherwise.

SEVENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification, repeal or elimination of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation thereunder in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or elimination.

EIGHTH. The corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide greater indemnification rights than said law permitted the corporation to provide prior to such amendment), and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the corporation. The right to indemnification conferred by this Article EIGHTH shall include the right to be paid by the corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation under this Article EIGHTH. The rights to indemnification and to the advancement of expenses conferred in this Article EIGHTH shall not be exclusive of any other right which a director or officer of the corporation may have or hereafter acquire under this certificate of incorporation, the bylaws of the corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any amendment, repeal, modification or elimination of this Article EIGHTH by the stockholders of the corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the corporation existing at the time of such amendment, repeal, modification or elimination with respect to any acts or omissions occurring prior to such amendment, repeal, modification or elimination.

NINTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this certificate of incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this certificate of incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article NINTH.